1249

82- SUBMISSIONS FACING SHEET

02060490

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Paperlinx

*CURRENT ADDRESS

**FORMER NAME

PROCESSED
DEC 17 2002
THOMSON FINANCIAL

**NEW ADDRESS

FILE NO. 82- 5061

FISCAL YEAR 6-30-02

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	*AR/S (ANNUAL REPORT)*	☑
12G32BR (REINSTATEMENT)	☐	*SUPPL (OTHER)*	☐
DEF 14A (PROXY)	☐		

OICF/BY: dlw

DATE : 12/9/02

PaperlinX

Full Year Financial Report 2002


CAFE ROYAL
PaperlinX

CREATING INTERNATIONAL MARKETS

CORPORATE DIRECTORY

Registered Office and Head Office

PaperlinX Limited
ABN 70 005 146 350
307 Ferntree Gully Road
Mount Waverley
Victoria 3149 Australia

Telephone +61 3 8540 2211
Facsimile +61 3 8540 2280
Internet www.paperlinx.com.au

SHARE REGISTRY

PaperlinX Share Registry
Level 12
565 Bourke Street
Melbourne
Victoria 3001 Australia

Telephone 1800 232 867 or +61 3 9615 5973
Facsimile 1800 331 599 or +61 3 9611 5710
Internet www.computershare.com

CONTENTS

ANNUAL GENERAL MEETING

The third annual general meeting of PaperlinX Limited will be held in the Melbourne Park Function Centre, River Room, Batman Avenue, Melbourne, at 11.00 am on Wednesday 23 October 2002.

Formal notice of the meeting is enclosed with this report.

Richard Hobson, Company Secretary
PaperlinX Limited ABN 70 005 146 350

FINANCIAL CALENDAR

Announcement of 2002 Results	13 August 2002
Record Date for 2002 Final Dividend	29 August 2002
2002 Final Dividend Payable	19 September 2002
Annual General Meeting	23 October 2002
Interim Earnings Report	February 2003
Payment for 2003 Interim Dividend	March 2003
Announcement of Year's Results 2003	August 2003
Payment for 2003 Final Dividend	September 2003
Annual General Meeting	October 2003

PaperlinX is a leading international paper merchant and distributor, and the leading Australian manufacturer of communication papers and high performance packaging papers.


Spicers Paper

...BUILDING A FINANCIALLY SUSTAINABLE FUTURE FOR PAPERLINX

ACHIEVEMENTS

Sales of $2,961 million, up 26% over the prior year	✓
Net profit after tax of $123 million, up 16% over the prior year	✓
Earnings per share of 38.2 cents, up 2.7% on a higher capital base	✓
Final dividend maintained at 14 cents per share on higher capital base, 75% franked, making a total dividend for the year of 27 cents per share	✓
Return on average funds employed of 12.7%, up from 11.8% last year	✓
Integration in North America of Spicers Paper and Coast Paper	✓
Restructuring of Australian paper merchants and Spicers stationery and envelope businesses	✓
The sale of Australian Paper Plantations, Amtrade, Edwards Dunlop and Commonwealth Paper	✓
The acquisition of L.P. Turgeon (a Montreal, Canada, paper merchant)	✓
Since the end of the financial year, PaperlinX has announced the acquisition of Bunzl Fine Paper (a leading UK and Ireland paper merchant) for $377 million	✓

Profit from ordinary activities after income tax

$123m

16% INCREASE

Dividend

27 cents

Share price



$3.09
$4.85
All Ords
April 2000
June 2002

Starting point is indexed to 100 at April 2000 for both PaperlinX and the All Ordinaries

$4.85 = 157 on the index for PaperlinX
3163 = 103 on the index for the All Ordinaries

PaperlinX Limited and Controlled Entities

		12 months to June 2002	12 months to June 2001	% Increase
Sales Revenue	$m	2,960.6	2,352.8	26
Profit from Ordinary Activities before interest, income tax, amortisation and depreciation	$m	285.9	263.7	8
Profit from Ordinary Activities before interest and income tax	$m	213.1	200.4	6
Profit from Ordinary Activities before income tax	$m	176.9	157.5	12
Profit from Ordinary Activities after income tax	$m	123.0	105.6	16
Key Ratios				
Profit from Ordinary Activities before interest and income tax to average funds employed	%	12.7	11.8	
Return on average shareholders equity	%	10.2	9.7	
Net interest cover (times)	x	5.9	4.7	
Earnings per share	cps	38.2	37.2	
Number of employees (as at 30 June)		3,831	4,055	

Profit from Ordinary Activities before Interest and Tax



200.4
213.1
2002

Sales Revenue



2,353
2,961
2002

Return on average funds employed



11.8
12.7
2002

Business Segments

	Operating Profit before Income Tax		Sales Revenue		Total Assets	
	June 2002 $m	June 2001 $m	June 2002 $m	June 2001 $m	June 2002 $m	June 2001 $m
Merchanting and Paper Trading (1) (3) (4)	57.9	43.0	2,220.2	1,398.9	918.4	928.6
Communication Papers (1)	134.8	97.2	828.3	794.0	854.5	893.6
Packaging Papers (1)	43.2	53.5	285.4	275.4	283.7	309.2
Investments and Other (1) (2) (4)	(22.8)	6.7	259.4	468.7	194.6	533.1
Operating profit from Ordinary Activities before interest and income tax	213.1	200.4				
Net Interest	(36.2)	(42.9)				
Inter-segment Sales			(632.7)	(584.2)		
Unallocated Assets (deferred tax assets)					37.5	44.7
Total:	**176.9**	**157.5**	**2,960.6**	**2,352.8**	**2,288.7**	**2,709.2**

Geographic Segments (2) (3) (5)

	Operating Profit before Income Tax June 2002 $m	June 2001 $m	Sales Revenue June 2002 $m	June 2001 $m	Total Assets June 2002 $m	June 2001 $m
Australia (1)	180.0	180.6	1,680.0	1,682.8	1,683.3	2,092.8
New Zealand (1)	10.2	6.5	221.5	151.4	96.1	95.4
North America (1)	19.7	10.1	931.0	425.7	404.9	382.3
Europe (1)	0.0	0.3	15.8	31.8	2.9	7.9
Asia (1)	3.2	2.9	112.3	61.1	64.0	86.1
Operating profit from Ordinary Activities before interest and income tax	213.1	200.4				
Net Interest	(36.2)	(42.9)				
Unallocated Assets (deferred tax assets)					37.5	44.7
Total:	**176.9**	**157.5**	**2,960.6**	**2,352.8**	**2,288.7**	**2,709.2**

(1) profit before interest and income tax

(2) includes:
- Australian Paper Plantations for the period 1/7/01 to 31/8/01
- Amtrade Australia and New Zealand for the period 1/7/01 to 15/10/01
- Edwards Dunlop and Commonwealth Paper for the period 1/7/01 to 13/9/01

(3) includes:
- L.P. Turgeon for the period 1/4/02 to 30/6/02; Spicers Paper consolidated from 1/1/01 and Coast Paper Canada from 1/5/01

(4) 2000/01 details have been reallocated as follows:
- Stationery, Edwards Dunlop and Commonwealth Paper – moved from Merchanting to Other – Sales $189.9m, PBIT $3.9m, Total Assets $237.5m
- PPM, Corporate costs – reallocated between Other and Merchanting – Sales $146.6m, PBIT $3.1m, Total Assets $73.8m
- Tax assets moved from Merchanting and Other to Unallocated $44.7m.

(5) the geographic segments reflect PaperlinX's management structure – sales, profits and assets are shown in the country where the business is based.



Chairman's Review

PaperlinX has reported a profit after tax for the year of $123 million, an increase of 16% over last year. Earnings per share of 38.2 cents is up 2.7% on the prior year on the increased equity base that resulted from shares issued for the acquisition of Spicers Paper. The total return to our shareholders for the 2002 financial year (assuming reinvestment of dividends) is over 29%.

These solid results were achieved in a period of depressed demand for advertising and promotional print material, which are key drivers for fine paper consumption. In its relatively short life as a listed company, PaperlinX has demonstrated its ability to produce solid earnings while strategically growing and reshaping its global business portfolio. In this busy year PaperlinX has pursued its strategic growth path and has made significant progress towards positioning itself as a leading international paper merchant.

During the course of 2002, PaperlinX divested Australian Paper Plantations, Edwards Dunlop and Commonwealth Paper and the Amtrade chemical trading business. These businesses were positive earnings contributors to the Group and as such the disposals were dilutive to earnings. However, the funds from these divestments have been applied to the development of PaperlinX's growth strategy with the acquisition of L.P. Turgeon in Canada in April 2002 and Bunzl Fine Paper in the UK and Ireland in July 2002.

PaperlinX's manufacturing arm, Australian Paper, delivered outstanding results for 2002. Record production, operating gains, product development initiatives and sound brand management all combined to produce an excellent result, especially from the Communication Papers segment.

PaperlinX's long term aim is to enhance shareholder wealth. The Board and management have developed a clear strategy which is translated into specific targets, and progress to date demonstrates that we are on track. Management is actively implementing the Company vision of being the leading manufacturer of fine paper and high performance packaging paper in Australia, while at the same time establishing PaperlinX's position as a leading independent international paper merchant.

The business environment of the past year has been difficult and the outlook for both the short and medium term continues to be unclear. However PaperlinX, with a spread of sound businesses across key global economies, is well positioned to capitalise on any recovery in economic activity and to continue to deliver solid returns to shareholders.

This has been another excellent year for PaperlinX. I would like to thank my fellow directors, the Company's shareholders and our customers for their continuing support and to congratulate our management and employees for delivering the growth and results of the past year.

David Meiklejohn – Chairman

2001/2002 has been yet another rewarding year for PaperlinX with operating profit before tax up 12% to $177 million. This result reflects solid operating performances, offset by the divestment of businesses and lower demand for printing papers in a weak global economic climate.

Manufacturing Australian Paper, primarily serving the Australian and New Zealand markets with communication and high performance packaging papers, had an excellent year with high productivity, reasonably steady Australian mill paper selling prices and lower imported pulp costs. All product not sold in Australasia was placed in export markets, assisted by a low Australian dollar. Earnings before interest and tax for Communication Papers grew 39% to $135 million, while earnings before interest and tax for Packaging Papers fell 19% to $43 million, impacted by lower domestic sales volumes, adverse mix and weaker export pricing.

Merchanting PaperlinX's paper merchanting and trading operations in Australia, New Zealand, USA, Canada and Asia (and since 1 July in the United Kingdom and Ireland) supply printers, publishers and office suppliers with a wide variety of high quality papers. Despite the reduced demand, with consequent pressure on prices and therefore margins coming from the global economic downturn, all operations were profitable while either holding or increasing market shares. Despite earnings for the whole sector being under pressure, our Merchants and Paper Trading business produced earnings before interest and tax of $58 million, up 35%, boosted by the growth of the business and the achievement of synergy benefits.

Safety We further intensified our development of safety policies, systems and practices at all operations, which saw a general improvement in our safety performance. Unfortunately, George Panayiotou, a respected and valued long serving employee, was killed in a tragic accident at our Maryvale Mill in March 2002. This resulted in a further extensive review of all operations to ensure safety practices and procedures are at the highest possible levels.

Strategic Development of PaperlinX With the acquisition of Spicers Paper (Australia, New Zealand, Asia and USA), Coast Paper and L.P. Turgeon (Canada), PaperlinX has made significant progress on its strategic growth path. In addition, we have opened new premises in Kansas City and Minneapolis, USA, as we progressively expand east from our strong position in western USA.

On 1 July 2002 a further major step was taken with the acquisition of Bunzl Fine Paper for $377 million. Bunzl Fine Paper is a leading paper merchant in the UK and Ireland, with around 14% of the UK market and around 1,020 employees. It establishes a strong platform for further growth in both the UK and Continental Europe.

We continue with our simple, clear strategy of sustaining our strong and profitable regional Australian Paper business, while continuing to grow in key markets as a major international paper merchant.

Ian Wightwick

Ian Wightwick – Managing Director

Managing Director's Review




RETURNS
MOTOMAN
REFLEX

29.5% TOTAL RETURN TO SHAREHOLDERS*
10.2% RETURN ON SHAREHOLDERS FUNDS†

* Capital appreciation plus gross dividends reinvested in shares for the year to 30 June 2002

† Profit after tax divided by average shareholders equity

Photograph: Converting Line, Maryvale Mill, Victoria, Australia


GROWTH

25.8% INCREASE IN SALES REVENUE*
16.5% INCREASE IN PROFIT AFTER TAX†

* Sales revenue for the year to 30 June 2002
† Increase in profit from ordinary activities after income tax

Photograph: Dalton's Warehouse, Adelaide, SA, Australia

STRENGTH


MAXIMUM LOAD
7.8 MPA

5.9 X INTEREST COVER*
21.5% DEBT TO DEBT PLUS EQUITY†

* Operating profit before interest and tax divided by net interest costs

† Net debt divided by net debt plus shareholder equity

Photograph: M5 Control Room, Maryvale Mill, Victoria, Australia


ATTITUDE

4,800 STAFF WORLDWIDE*
12 COUNTRIES†

* Approximate staff numbers as of 1 July 2002 including Bunzl Fine Paper
† Countries with PaperlinX staff as of 1 July 2002

Photograph: Australian Paper Printing & Publishing customer service team, Melbourne, Victoria, Australia

THE BIG PICTURE

Indicative proforma 2002 PaperlinX including Bunzl Fine Paper.



Europe*

% of Sales Revenue	26%
% of Group EBIT	16%
Number of employees	1,022

* Represents nominal 2002 results for Bunzl Fine paper

% of Group Assets

Europe 17%

Australia and New Zealand

% of Sales Revenue	48%
% of Group EBIT	75%
Number of employees	2,926

% of Group Assets

Australia New Zealand 66%

EUROPE

PPM

AUSTRALIA & NEW ZEALAND

Spicers Paper

Spicers Office Papers

Australian Paper

Dalton FINE PAPER

Dalton WEB PAPERS

PaperlinX

Asia

% of Sales Revenue	3%
% of Group EBIT	1%
Number of employees	112



% of Group Assets
Asia 2%



% of Group Assets
North America
15%

North America

% of Sales Revenue	23%
% of Group EBIT	8%
Number of employees	790



Paper sales volumes
(000 tonnes)
2500
2000
1500
1000
500
0
2000
2001
2002
2002*
proforma
Bunzl Fine Paper
Commission sales
PPX Merchants sales of non AP paper
PPX Merchants sales of AP paper
Australian Paper (AP) sales to third parties

* Including Bunzl Fine Paper

ASIA

Paperpoint PPM Spicers Paper PPM

NORTH AMERICA

Spicers Paper COAST PAPER PPM



MERCHANTING



PaperlinX Merchanting is a leading international paper merchant, distributor and paper trader, with a growing presence in key markets supplying customers in the printing and publishing industries and in office paper supply.

MERCHANTING



Sales Volume
(000 tonnes)
705
1,090
2001
2002



Profit from Ordinary Activities before Interest and Tax
($ million)
43
58
2001
2002



Assets
($ million)
929
918
2001
2002

Revenue

58.7% INCREASE

PaperlinX's paper merchants operate in Australia, New Zealand, Singapore, Hong Kong, Malaysia, USA, Canada and, since 1 July 2002, the UK and Ireland. The paper trading business sells paper in over 40 countries.

With the inclusion of Spicers Paper, Coast Paper and L.P. Turgeon, sales in 2001/02 increased 59% to $2.2 billion with operating profit before interest and tax increasing 35% to $58 million. Sales volume increased 55% to 1,090,000 tonnes.

PaperlinX's merchants have implemented efficiency improvements and achieved synergy benefits from acquisitions that have offset the difficult global economic conditions which dampened demand for printing and writing papers. The initiatives have strengthened our strategic position, placing us ideally to take full advantage of any economic recovery.

MAKING IT HAPPEN



ISO 900

At Turgeon, it's 'papier'

L.P. Turgeon, one of eastern Canada's premier paper merchanting businesses, has its roots in the largely French speaking province of Quebec. The acquisition of this reputable company has not only strengthened our position throughout North America, but signals our commitment to becoming a more multi-national, multi-lingual and multi-cultural force throughout the paper-consuming world.

PaperlinX is one of the most 'international' of all the world's paper merchants. More importantly, we have maintained our strong positions and established new ones in the key international markets.

In North America, overall sales volumes have increased as we gained market share, assisted in part by the new greenfield operation in Kansas City and pleasing results from the newer locations in Minnesota, Denver and Hawaii.

The acquisition of L.P. Turgeon completed our geographic coverage of Canada. The combination of our Canadian and USA businesses increases our presence over a significant portion of the North American market, the world's biggest. As a result, we are poised for further expansion and to capitalise on any opportunities when this market rebounds.

In New Zealand, we have maintained our position of leadership while realigning our businesses to better meet our customers' needs.

In Australia, following the acquisition of Spicers Paper, we rationalised three broad-based businesses into two fine paper merchants and two focussed market channels, thereby decreasing expenses and increasing overall efficiencies. Credible results were achieved and the businesses in Australia are well positioned to move quickly to benefit from improvements in printing and advertising activity.

In Asia, our merchanting businesses have weathered conditions well, mainly through cost control and improved productivity. Trading conditions have stabilised in recent times and the Group will benefit when increased world economic activity flows through into exports.

Pacific Paper Marketing, our paper trading business, had an excellent year benefiting from substantially increased supplies of paper.

Throughout the year, we have been preparing a major move into Europe. These preparations culminated on 1 July 2002 with the acquisition of Bunzl Fine Paper. Bunzl Fine Paper is one of the leading fine paper merchants and distributors in the UK and Ireland, with a market share of approximately 14% in those combined markets. Bunzl Fine Paper provides an ideal launching pad for expansion into Continental Europe, the world's second largest market for fine papers.

2002 saw us face tests on two fronts:

- increasingly intense competition brought on by subdued global demand
- the challenges of our own restructuring.

It's a testament to the sustainable strength of the business that in trying times we have retained market share, maintained profit and continued our solid performance.

Perhaps cause for most satisfaction, however, is how well we have capitalised on market conditions to prepare for the future.

Spicers Paper

Spicers Office Papers

Dalton FINE PAPER

Dalton WEB PAPERS

Paperpoint

PPM

COAST PAPER

L.P. TURGEON

LA NOUVELLE SPHÈRE INTERNATIONALE DU PAPIER

BUNZL FINE PAPER



Restucturing in New Zealand

The past year saw the strengthening of our New Zealand operations through the merger of Dalton Fine Paper with Armitron. The new entity is now known as Dalton Fine Paper NZ and operates alongside the Spicers Paper NZ business.

The restructure allowed us to enhance our existing position throughout New Zealand, with operations serving Wellington, Christchurch and Dunedin along with our new headquarters facilities in Auckland.

To the NZ team's credit, this significant change was managed effectively ensuring a seamless transition. As a result, customers are benefiting from improved service levels while the business itself is taking full advantage of synergies gained via the merger.





COMMUNICATION PAPERS



Australian Paper is Australia's only manufacturer of communication papers. Its various mills produce office papers including the Reflex range, graphic papers, converting papers and other speciality and coated papers.

COMMUNICATION PAPERS



Sales Volume
(000 tonnes)
482
518
2001
2002



Profit from Ordinary Activities before Interest and Tax
($ million)
97
135
2001
2002



Assets
($ million)
894
855
2001
2002

Revenue

4.3% INCREASE

Australian Paper's Communication Papers business had an excellent year with sales revenue increasing 4% to $828 million and operating profit before interest and tax up 39% to $135 million.

This business achieved gains from low cost Australian made pulp combined with the reduced cost of imported pulp as world pulp prices fell. Paper selling prices were generally able to be maintained. Record paper production volume was achieved, with sales volume up 7%, driven by strong performances from Maryvale 5, the company's newest paper machine, and the upgraded paper machines in Tasmania.

Reflex, our flagship line of copy paper, continues to lead its field in brand leadership. Indeed, the strength of the Reflex brand in Australia and New Zealand – in terms of awareness, reputation for quality and reliability, sales and market share – is impressive by world standards.

LISTEN • LEARN • ACT



REFLEX
PRESENTATION 100GSM
300 SHEETS WHITE A4 100GSM
REFLEX PRESENTATION 100GSM

New products – Extending the reach of Reflex

The power of the Reflex brand will soon be reaching more effectively into different segments of the Australian and New Zealand markets.

The increasingly important small office/home office market, for example, will now have a 300 sheet handy pack designed to meet its particular needs. A 700 sheet bulk pack wil be ideal for higher volume corporate paper users.

We will be marketing both a lighter weight (70GSM) paper for internal communications and a heavyweight (100 GSM) A4 white for occasions when an impressive presentation is a priority.

Other members of the Reflex family include:

- a 700 sheet bulk pack
- an A4 35% recycled paper
- A4 Laser for high speed printing
- 'Unwrapped' – a carton of 2500 sheets
- A4 and A3 colours.

Reflex and other fine papers are manufactured by Australian Paper in Australian mills at Maryvale in Victoria, Burnie and Wesley Vale in Tasmania and Shoalhaven in New South Wales.

Together, these mills, the people that make them work and those who market the products, produced significant achievements in 2002. Costs were maintained while operational efficiencies were an important focus. In addition, continued progress was made in addressing environmental issues.

The year saw several new processes bedded down, including Mercia – a long range forecasting system that allows us to accurately project consumption trends. In addition, we are implementing plans for newly specified SAP software to help us streamline our systems while enabling us to meet customer needs more quickly.

Keeping our assets operating at peak production levels has been another key to both our productivity and competitiveness. Success in this area is exemplified by our flagship 'M5' machine at Maryvale, which exceeded its yearly design output of 160,000 tonnes by no less than 16%.

Performance like this will be vital to sustain profitability in future, and to maintain our present strong returns.

Although Reflex is already the dominant force in Australian and New Zealand copy papers, we have taken pro-active steps to ensure that we maintain and build on our market leadership.

Those steps are characterised by a continuing dialogue with our customers and distributors in order to learn more about their needs.

Research, for example, uncovered a number of areas where improvements and gains could be made. Acting on this knowledge, the Reflex marketing group took the bold step of revamping the brand's existing packaging design. The result is a product that's visually stronger and more recognisable on the retailers' shelves, while more clearly communicating the product's use and consumer benefits.

New products were also created within the Reflex range, including a 300 sheet handy pack for the small office/home office market, a 700 sheet bulk pack for major users, a new 35% recycled product, an A5 product and a laser 4-hole punched paper – ideal for office and school reports.

Listening, learning, acting and innovating – that's what market leaders do. It's what Reflex – and Australian Paper – have continued to do throughout this operational year.

Australian Paper



Major Hazard Facility certification

Our plant at Maryvale has been granted an unconditional Major Hazard Facility licence for five years by the Victorian WorkCover Authority.

To achieve certification, the Major Hazard Facility team at Maryvale:

- closely examined all physical and systems aspects of the plant where potentially hazardous chemicals were located, and,
- identified all hazards and likely hazardous scenarios.

This outstanding result shows that the Victorian WorkCover Authority has confidence that the company understands its safety operations and that its assets and systems are managed so as to reduce the risks of a major incident.



AUSTRALIAN PAPER

PACKAGING PAPERS


HILLNDALE

Australian Paper is Australia's leading producer of the widest range of quality, high performance packaging papers and industrial papers. Our products, which include kraft liners, sack kraft and light weight bag and industrial papers are manufactured at our Maryvale Mill and are sold predominantly to large converting customers.

PACKAGING PAPERS

Sales Volume
(000 tonnes)


341
357
2001
2002

Profit from Ordinary Activities before Interest and Tax
($ million)


53
43
2001
2002

Assets
($ million)


309
284
2001
2002

Revenue

3.6% INCREASE

Buoyed by a better second half in what was a difficult year, the Packaging Papers business, undertaken by Australian Paper, recorded an increase in sales revenue of 4% to $285 million on volume that was 5% higher than the previous period.

Due to lower Australian and New Zealand sales, significantly lower export selling prices and some non-recurring costs, operating profit before interest and tax declined 19% to $43 million.

Demand in Australia improved in the second half. General economic conditions, however, remained weak. Excess production was exported, predominantly into Asia, however selling prices were down significantly due to an abundance of available product and the impact on Asian demand of reduced exports from the region to the USA.

Product mix remained less favourable than in the previous year, although the mix improved toward the end of the year.

In the period, 23% of sales volume was outside Australia/ New Zealand, compared to 17% in the prior year.

Maryvale 2 machine, which makes bag and industrial papers, performed exceptionally well despite a major mechanical failure in June 2001. This machine is now back producing its full product range with excellent customer acceptance.

SUSTAINABLE GROWTH


BUDGET
Potting Mixture
POTTING MIXTURE
REGULAR
25 LITRE

From waste to resource

In the 1960's and 1970's, the disposal of pine bark from our Maryvale site was a significant problem, due to the need to control bark contaminated water, the possibility of fires and fresh bark's toxicity to many plants.

In the late 1970's, research found that aging destroyed toxic components in the bark. This led to the formation of Pinegro Products Pty Ltd, a joint venture, to process bark into garden mulches.

Today, Pinegro is a successful business sourcing a range of wood wastes from Maryvale Mill and other local businesses to create a range of mulches and high grade potting mixes.

Over the last five years, Maryvale Mill itself has been a major Pinegro customer, recycling timber wastes from the mill to provide approximately 60,000 cubic metres of topsoil for rehabilitation of the old Maryvale landfill.

Keeping the focus squarely on customer needs has seen us maintain clear market leadership in the supply of:

- Kraft linerboard. Used by manufacturers of corrugated containers (70% share in Australia, 20% in New Zealand)
- Lightweight bag papers (85% share in Australia)
- Sack kraft. Used in packaging products such as cement and pet foods (90% share in Australia).

Recognising that a positive response to environmental concerns is vital to all our customers (and our customers' customers), Australian Paper – in association with retailers, environmental groups and packaging specialists – has literally re-invented the supermarket paper bag.

Modelled on the once familiar brown paper checkout bag that was prevalent in Australia until the early 80's, the new supermarket paper bag is made from 50% recycled paper. It features sturdy construction, strong handles for easy carrying and has a higher weight-carrying capacity than similar plastic bags.

The bag has been developed as an initiative in order to minimise the waste and other environmental problems associated with plastic bags. In addition to its recycled content, the new bag is biodegradable and easily recycled while providing shippers, retailers and consumers with a practical and convenient alternative.

Over the past few years, Australian Paper has guided the testing of these environmentally friendly bags in successful trials conducted in supermarkets, including participation in last year's Clean Up Australia "Bag Yourself a Better Environment" campaign.

Guided by the findings of independent research (which has verified demand), Australian Paper will provide an affordable paper bag alternative for consumers in Australian supermarkets and other retail outlets in the not too distant future.

The re-invention of the supermarket bag is further proof that sustainable growth is the core of our business.

We look to packaging papers as a key to that sustainability. An essential part of the distribution of goods and services, they are becoming increasingly important in brand communication, presentation and the protection of products. Australian Paper will continue to work closely with customers, partners and suppliers to innovate and pioneer key packaging products and establish paper as the 'carrier of choice'.

Australian Paper





Helping customers prosper

The Australian Paper Technical group (aptec) was recently formed to improve customer technical support and drive sustainable business growth.

Our goal is to be the leading provider of technical expertise, research and innovation to the Paper, Printing, Publishing and Converting industry in Australasia. We will achieve this by helping our customers prosper.

Aptec is improving the dialogue between customers, partners and employees by helping to identify opportunities for new products and managing the R & D required to bring these to market. Already we have signed an exclusive agreement with CSIRO to develop and commercialise a world class product to minimise cheque fraud. Other projects include innovative work to improve recyclability of products and the development of alternatives to the use of plastics in the food and agricultural industries.

Aptec is building a sustainable future for Australian Paper based on innovation and technology. We are playing an active part in driving the growth of the business.

INVESTMENTS AND OTHER

Divestments

During the period, the following businesses were divested:

- Australian Paper Plantations, effective 31/8/01
- The businesses of Edwards Dunlop and Commonwealth Paper, effective 13/9/01
- Amtrade Australia and New Zealand, effective 15/10/01
- Amtrade UK, effective 31/12/01

Total funds released from these divestments were approximately $255 million. While the divestments were dilutionary to earnings in the 2001/02 year, contributing sales of $395 million and profit before interest and tax of $23 million in 2000/01, these businesses were non-core or were required to be divested. PaperlinX's objective is to reinvest the funds in the higher returning, core business of paper merchanting.


Profit from Ordinary Activities before Interest and Tax
($ million)
+7
-23
2001
2002


Assets
($ million)
533
195
2001
2002


Revenue
($ million)
469
260
2001
2002

Stationery and Envelopes

PaperlinX's Australian Stationery business trades as Spicers Stationery, manufacturing and supplying a wide range of stationery products including envelopes to stationery stores, government, schools and businesses. The Stationery business faced strong competition from imported products and domestic manufacturers.

In March 2002, PaperlinX announced a restructuring of the envelope manufacturing business which included closing the Queensland facility and rationalising production. This will result in a lower cost structure and improved profitability.

FINANCE

Financial Position

PaperlinX's financial position at 30 June 2002 is solid. The financial position has been enhanced by the divestments made during the year which released approximately $255 million in funds that has been used to repay debt, consequently enhancing key ratios. All financial indicators are sound and within the target range, in particular:

- Gearing – net debt to net debt plus equity of 21.5%
- Interest Cover – 5.9 times (prior year was 4.7 times)
- Funds Employed are $1,545 million (prior year was $1,868 million)
- Shareholders Equity is $1,213 million up 3% on the prior year's $1,178 million

On 1 July 2002, PaperlinX acquired Bunzl Fine Paper Limited based in the United Kingdom at a total cost of $377 million. To fund the acquisition, approximately $175 million has been raised through the issue of 36.5 million shares, and the balance of funds has been drawn from existing debt facilities.

Funding

At 30 June 2002, PaperlinX had net debt of $331.5 million represented by:

Interest bearing liabilities	$444.4 million
Cash assets	$112.9 million
Net debt	$331.5 million

In February 2002, PaperlinX issued the equivalent of US$100 million of long term unsecured notes in the North American Private Placement market. The issue was strongly supported. The main purpose was to position PaperlinX with an appropriate mix of long term debt. The notes comprise:

- US$56 million with final maturity of 15 years, amortising with an average life of 12 years at 7.88% p.a.
- C$49 million with final maturity of 15 years, amortising with an average life of 12 years at 8.01% p.a.
- C$21 million with final maturity of 10 years, amortising with an average life of 7 years at 7.59% p.a.

The company's main bank facility is a $600 million term loan with National Australia Bank. Other lenders include Deutsche Bank, Bank One, Standard Chartered Bank, HSBC, The National Bank of New Zealand, Westpac and Royal Bank of Canada.

PaperlinX's policy on interest rate risk management is to monitor and, where appropriate, hedge the company's exposure to movements in interest rates. Fixed interest rate swaps of $300 million have been established for the 2002/03 year.

Offshore debt is managed to minimise the net translation impact on the company's Australian balance sheet, while optimising the returns to the company.

PaperlinX actively reviews funding options to achieve the lowest possible cost of funds.

Working Capital

PaperlinX continues to focus on minimising working capital, especially through managing inventory levels. Over the last year working capital has decreased due to divestments of Australian Paper Plantations, Edwards Dunlop Paper, Commonwealth Paper and Amtrade partly offset by the acquisition of L.P. Turgeon. Further reductions were achieved in the remaining businesses through the use of sophisticated supply chain techniques.

Capital Expenditure

For the year to June 2002, capital expenditure was $81.2 million, including the acquisition of L.P. Turgeon. Excluding the acquisitions, capital expenditure was $65.8 million, compared to depreciation of $62.5 million. The major capital expenditure was on:

- upgrading the company's information systems for basic business transactions, planning, scheduling and warehouse optimisation
- environmental improvement projects
- commencement of the upgrade of Maryvale No. 1 paper machine to produce semi-extensible sack kraft.

Insurance and Risk Management

PaperlinX, like most other companies, was impacted during the year by the significant increases in insurance premiums and insurance deductibles. The company has maintained extensive insurance coverage, including assets and earnings and public liability. This cover has varying levels of deductibles. The company is self-insured for workers' compensation insurance in Victoria and Tasmania.

Extensive assessment is undertaken of the company's key risks with comprehensive internal and external audit programs used to manage operational risks. These include asset protection, safety and environment management systems and potential liability risks. Compliance with internal and external standards and local legislation are key features of the risk management program, with regular reporting from business managers. PaperlinX is certified for its quality management systems and the paper manufacturing sites are ISO 14001 certified for environmental management systems.

Information Technology

PaperlinX outsources the supply of a significant proportion of its information technology services in Australia.

A major project is nearing completion to upgrade PaperlinX's information systems, initially for Australia and New Zealand. This includes implementing supply chain management systems, replacing basic transactional systems and databases and using contemporary technology.



ENVIRONMENT SAFETY AND HEALTH

Protection of the environment, the safety and health of our employees and effective relationships with the communities in which we operate are cornerstones of PaperlinX's culture and work practices. Equally important is our commitment to providing the products and services our customers want and delivering the return on investment our shareholders expect.

Balancing these priorities can sometimes present challenges as we strive to meet our own high standards and keep pace with the community's changing expectations.

Through focusing on continuous improvement in everything we do, PaperlinX is staying at the forefront of environmental management, employee safety and health and community relations.

The company's Environment Safety and Health policies are available at www.paperlinx.com.au. PaperlinX has a strong commitment to continuous improvement in both our environmental and occupational safety and health processes and performance.



Photograph: Maryvale Wetlands on PaperlinX land at Maryvale Mill, Victoria, Australia


Water usage reduction
(m³ water/tonne of paper as %)
100
85
57
38
39
36
87/88
90/91
98/99
99/00
00/01
01/02


Energy use from fossil fuels
(GJ/tonne of paper as %)
100
78
53
38
37
36
78/79
84/85
98/99
99/00
00/01
01/02


Emissions
(CO2 emissions/tonne of paper as %)
100
92
86
89
86
84/85
98/99
99/00
00/01
01/02

Environment –
Addressing the balance

The first step in understanding our environmental position was to undertake a detailed, independent review of our operations. This was completed prior to listing and has formed the basis of the company's environmental management plan since that time.

Significant environmental improvements have been made in key areas of our business – here are the highlights of the last 12 months.

Returning a mine to forestland

In mid-1999, the Tonganah clay mine was closed.

Around 300 hectares have been returned to a natural state and are now part of the Tasmanian Forest Estate (see full story below).

Rehabilitation of waste disposal sites at Maryvale

In the last 12 months, the old landfill at Maryvale was closed. Final rehabilitation and landscape profiling is well advanced.

A review of groundwater was conducted to monitor results from the landfill. Actions have been initiated to contain any groundwater seeping from the old landfill area and the report confirms that the deeper groundwater under the Latrobe River floodplain is not contaminated.

ISO 14001 Certification at every mill

All four of the company's paper mills have maintained certification of their Environmental Management Systems to ISO 14001, the international standard for Environmental Management Systems.

Det Norske Veritas (DNV), the international certification body, has confirmed this by conducting detailed verification audits at all four mills in the past 12 months.

ISO 14001 certification is only awarded when DNV is satisfied that the company has systems and controls in place to reduce the environmental impact of its operations. In particular, they look for evidence of the company's commitment to minimising resource usage, preventing pollution and continuously improving environmental performance.

National Packaging Covenant

The National Packaging Covenant is a five year agreement between industry and government providing a holistic and national approach to the life cycle management of packaging. It is based on product stewardship and shared responsibility.

PROTECTION AND PRESERVATION



Returning a mine to forestland

A major project during the year has been the rehabilitation of the Tonganah clay mine in northeast Tasmania. Originally covering 378 hectares, this mine formerly supplied clay to the Wesley Vale Mill as a filler for coated copy paper.

In mid-1999 the mine was closed. Since that time, the company has concentrated efforts on returning the area to a natural state. We have successfully rehabilitated 298 hectares to date. This rehabilitated land has been passed to the State Government and is now part of the Tasmanian Forest Estate. It is planned that the last 80 hectares will be returned in early 2003.

Signatories to the Covenant prepare action plans and set out commitments and performance indicators to demonstrate improved performance in minimising the creation of waste as well as re-using and recycling materials, especially in their own operations.

The manufacturing division of PaperlinX, Australian Paper, committed itself to the Covenant in January 2002 and submitted its action plan for consideration by the Covenant Secretariat. Whilst awaiting final approval of this Plan, Australian Paper has been steadily working on the targets for the coming year. The focus has been on better product and process design at the *front end* of the cycle in order to improve efficiencies in resource usage, minimise chemical usage, recycle and activate a shift from post-process *(end of pipe)* and clean up practices.

PaperlinX, through Australian Paper, sees the National Packaging Covenant as an integral part of its environmental commitment.

Recycling and redirection

As a business that produces and recycles packaging papers, Australian Paper has a long-standing commitment to recycling and redirection of waste and to playing an active role across the various stages of the packaging chain. Therefore, we have adopted an action plan that involves the five fundamental principles of product stewardship:

1. support for recycling
2. education
3. product development and research
4. resource utilisation
5. support systems

Fibre supply

One of the company's key objectives is to ensure that our raw materials are purchased from environmentally responsible sources.

PaperlinX's four papermaking mills use fibre from many sources, including:

- waste paper 11%
- plantations 33%
- imported fibre 28%
- sawmilling residues and reject logs sourced from regrowth forest 28%

Fibre Supply



Saw mill residues and reject logs from regrowth forest 28%
Waste paper 11%
Plantations 33%
Imported pulp 28%

PaperlinX is committed to ensuring that suppliers of any fibre we use have sound environmental credentials. In excess of 90% of our annual international pulp purchases are sourced from suppliers who meet standards such as ISO 14001 or the Forest Stewardship Council. The balance of our suppliers are in the process of pursuing accreditation. Pulp is sourced from countries such as New Zealand, Canada, Brazil, Chile, Indonesia and Thailand.

In Australia, we source wood from sustainably managed plantations and from the Department of Natural Resources and Environment. They manage the State forests on a sustainable basis under the guidelines of the Victorian Code of Forestry Practice and Federal/State Regional Forestry Agreements.

PaperlinX will phase out use of reject logs from regrowth forests to make bleached eucalypt pulp as plantations in the Gippsland region reach maturity. It is expected that plantation providers will be able to fully supply the company with such pulp logs for white paper manufacture by around 2018 to 2022.



Safety – an overview

In April 2000, PaperlinX employed around 2,550 people, primarily in Australia and New Zealand. With acquisitions, the number has risen to around 4,800 employees in 12 countries.

With this expansion, comes the need for an even sharper focus on safety and health issues. The focus on PaperlinX's 'Mutual Care' philosophy has to be part of the daily behaviour of all employees so that it can develop into a pro-active and sustainable safety culture built on:

- commitment
- communication
- behavioural change.

'Mutual Care' must cover all aspects of our operations and systems. The company and all employees must look after each other in the workplace and 'live' safety in a very real way.

To support this philosophy, we have been building on our existing physical, systems and cultural elements.

The major achievements in the last 12 months include:

- The development of an integrated Operations Management System (OMS). This system is designed to adopt a common approach for Environmental Performance, Hazard Identification and Risk Control as well as quality of products and service. It defines the expected outcomes for every site, no matter how simple or complex, and sets the basis for the company's internal audit program
- The achievement of Major Hazard Facility certification at Maryvale Mill. This mill is a major industrial site, where a number of potentially hazardous goods are handled. The Victorian Government has identified a number of sites throughout the state, including Maryvale Mill, that it requires to have a Major Hazard Facility licence.

To achieve certification, the team at Maryvale was required to prepare a Safety Case that:

- closely examined all physical and systems aspects of the plant where potentially hazardous chemicals were located, and,
- identified all hazards and possible scenarios associated with them.

In preparing the Safety Case for the Victorian WorkCover Authority, the team examined potential incidents that could occur. They scrutinised the controls used to both prevent incidents and mitigate the impacts if, despite all these controls, something was to go wrong.

After preparing the Safety Case, the company submitted for a licence in January 2002.

The Victorian WorkCover Authority conducted a detailed examination of the documentation and the site before recommending the granting of an unconditional Major Hazard Facility licence for 5 years.

This was an outstanding result – one that could not have been achieved unless the Authority had confidence that the company understood its safety operations, and that its assets and systems were of such a standard as to reduce the risks of a major incident.

"Work Safe Together" behavioural observation

There are three fundamental pillars of safety that need to be developed to achieve a sustained safety performance. They are, sequentially, engineering (the physical), systems and behaviour (cultural).

In past years, the company has concentrated its focus on the first two. Whilst it is vital to keep improving in these areas (hence the new Operating Management System), PaperlinX has now begun focussing more sharply on behaviour.

'Work Safe Together' was developed within the business by our own people. It calls for identifying and responding to unsafe acts as well as places of work that could lead to accidents. In other words, a pro-active approach.

This takes time to trial and develop, so the company has been piloting

Recycling at Maryvale Mill

At Maryvale, a by-product removed from wood during pulping called 'lignin' is burnt to create steam and electricity to power the site as well as to recover and re-use pulping chemicals.

The production of paper involves small losses of wood fibre. This fibre is collected in waste water clarifiers and is cleaned and recycled into packaging papers.

Maryvale Mill currently recycles about 6,000 tonnes per year of fibre in this manner, and is presently installing additional waste treatment technology which will allow further increases in this recycling activity.

After use in the Maryvale plant, water is clarified and purified over a 30 day process. When returned to the nearby river, the quality of the water is suitable for irrigation purposes.

Safety Performance
Frequency Rate (injuries per million hours worked)



40
35
30
25
20
15
10
5
0
Q1 2000
Q2 2000
Q3 2000
Q4 2000
Q1 2001
Q2 2001
Q3 2001
Q4 2001
Q1 2002
Q2 2002
MTIFR PaperlinX
LTIFR PaperlinX
MTIFR Pulp/Paper/Transport/Warehouse use USA
LTIFR Pulp/Paper Europe
MTIFR Pulp/Paper USA

'Work Safe Together' at selected manufacturing and distribution sites. In the coming year we will be taking lessons learned from these trials and applying them worldwide.

Maryvale Mill fatality

A fatal accident occurred at Maryvale Mill during the year, resulting in the death of a valued and long-term employee, George Panayiotou. This deeply shocked and saddened everyone in the company. We have sought to understand the root cause of the incident so we can minimise any chance of it happening again.

To ensure the openness and integrity of the investigation process, the investigation team was comprised of:

- an external independent chairperson
- representatives of each of the three major unions on site
- Occupational Health and Safety experts from the Electrical Trade Union and the CFMEU
- PaperlinX's Manager Environment Safety and Health
- the Senior Engineering Manager at Maryvale.

The Victorian WorkCover Authority is also investigating the incident.

Overall performance

A decline in safety performance in the early part of the year was followed by an improvement throughout the rest of the year, measured by Lost Time Injury Frequency Rate (LTIFR) and Medically Treated Injury Frequency Rate (MTIFR). This improvement is due in no small part to the increased focus on safety management, participation, training and transparency of processes and internal reporting.

The company is focussing its energies and resources to reduce both the likelihood and actuality of injuries. These efforts will continue under the "Mutual Care" philosophy.

PaperlinX in the Community

PaperlinX is committed to building effective relationships with the communities in which we operate.

The company supports a number of community activities, some of which are well-recognised, national initiatives, others of which are equally important "grassroots" activities that provide vital support in less recognised areas.

During the year PaperlinX supported:

- Reflex Habitat program – a grassroots environmental program throughout Australia
- Austin Research Institute – performing vital medical research for the Australian community
- Williamson Community Leadership Program – developing tomorrow's leaders
- Saxon Scholars - scholarships for outstanding students
- Variety Club of Australia – supporting Australia's sick children
- AFS Scholarship Program – giving Australian students the opportunity to study overseas
- Noah's Ark School Program – helping children with disabilities
- Hollingworth Cadetship Program – providing opportunities of tertiary education for children from disadvantaged backgrounds.

All of our mills have long-standing consultative committees, made up of local residents, community groups and company representatives. These committees are an effective and valued means of communication between the company and its communities.

Each mill also contributes to its community by sponsoring activities such as local sporting clubs and events as well as holding open days where the community can see the paper-making process from start to finish.



SENIOR MANAGEMENT

Ian Wightwick
Managing Director







Darryl Abotomey
Chief Financial Officer

Geoff Butcher
GM Commercial

Richard Hobson
Company Secretary and General Counsel

Brian Smart
GM Finance

David Walker
GM Business Systems

Peter Essex
Finance Manager Trading

Lawrie Kirby
Group Audit Manager

John Reid
Group Manager Business Process Review

Colin Horman
Group Controller

Tom Engelsman
Chief Operating Officer Australian Paper

Tony Purdy
GGM Maryvale and Tasmania

Howard Lovell
GM Shoalhaven

John Bride
GM Office Papers

David Bodin
GM Packaging and Industrial Papers

Graeme Price
GM Shared Services

Russell Puttick
GM Planning

Wayne Stanistreet
GM Printing and Publishing

Tony Duncan
GM Australian Paper Technical Services

David Goldthorp
Executive GM Corporate Development

Marlene Van Kerckhof
GGM Human Resources

Andrew Jackson
Manager Environment Safety and Health

Ian Howard
Executive GM Converting and Project LinX

Julian Mathers
Program Manager Project LinX

Mike Pearce
GM Southern Cross Converting

Paul Sarant
GM Stationery Group

David Shirer
Executive GM Corporate and Investor Relations



Peter Waterworth
Chief Operating Officer Merchanting and Paper Trading

Peter Ashforth
GM Spicers Paper Singapore

Larry Jackson
GM Spicers Paper Hong Kong

Peter Jones
GM Pacific Paper Marketing

Mah Kim
GM Spicers Paper Malaysia





Roger Breen
Group GM Merchanting Australia and New Zealand

Chris Creighton
President Merchanting North America

Martin Fothergill
MD Bunzl Fine Paper



BOARD OF DIRECTORS

D E (David) Meiklejohn, BCom, Dip Ed, FCPA, FAIM, FAICD (Chairman)
Age 60
Appointed a Director and Chairman in December 1999. Currently Chairman of SPC Ardmona Limited, Deputy Chairman of GasNet Australia Limited and a Director of OneSteel Limited and WMC Limited. Previous roles include: an Executive Director and Chief Financial Officer of Amcor Limited; Chairman of Kimberly-Clark Australia Limited; and a Director of Colonial Group and Treasury Corporation of Victoria.
Chairman of the Governance and Nomination Committee and a member of the Human Resources Committee.

I M (Ian) Wightwick, ASTC (App Chem), BEc, M Admin, MAICD (Managing Director)
Age 63
Appointed Managing Director from PaperlinX's inception as a public company in April 2000. Currently also a Member and Director of the Austin Research Institute and a Member of the Business Council of Australia. Previous roles include: 19 years with Amcor Limited in senior management positions; and 26 years of experience in oil, chemical, food and consulting industries.

D G (Darryl) Abotomey, BCom, FCPA, MAICD (Chief Financial Officer)
Age 46
Appointed Chief Financial Officer of PaperlinX Limited in April 2000 and an Executive Director in March 2001. Joined the Amcor Group in 1979 and held various senior management positions in Australia and the United States including Group General Manager, Commercial and Trading from 1997 to 2000, Regional General Manager – Amcor Fibre Packaging from 1996 to 1997 and Chief Financial Officer – Sunclipse Inc, USA from 1989 to 1994.

A F (Andrew) Guy, LLB, MBA, MAICD (Non-Executive Director)
Age 54
Appointed a Director in March 2001. Currently a Director of Djerriwarrh Investments Limited, CGNU Australia Holdings Limited and Datafast Telecommunications Limited. Formerly a managing partner in the law firm Arthur Robinson and Hedderwicks.
Member of the Audit and Compliance Committee.

B J (Barry) Jackson, BCom (Hons), MAICD (Non-Executive Director)
Age 57
Appointed a Director in February 2000. Currently a Director of Alesco Corporation Limited and St Vincent's Institute of Medical Research in Melbourne. Previous roles include: Managing Director of Pacifica Group Limited; and Chief Executive of BTR Nylex's Building Products Group.
Chairman of the Human Resources Committee and a member of the Governance and Nomination Committee.

N L (Nora) Scheinkestel, LLB (Hons), PhD, MAICD (Non-Executive Director)
Age 42
Appointed a Director in February 2000. Associate Professor at the Melbourne Business School. Currently also Chairman of South East Water Limited and a Director of Docklands Authority, Hydro Tasmania and Newcrest Mining Limited. Previous roles include: Chairman of the Energy 21 and Stratus group of companies; and a Director of North Limited, MBF Limited, Eastern Energy Limited and Snowy Hydro Limited. Former head of Project Finance unit at Deutsche Bank.
Chairman of the Audit and Compliance Committee and a member of the Governance and Nomination Committee.

D A (David) Walsh, LLB, MAICD (Non-Executive Director)
Age 62
Appointed a Director in July 2000. A partner in the law firm, Mallesons Stephen Jaques. Currently also Chairman of Templeton Global Growth Fund Limited and a Director of Heide Museum of Modern Art. Previous roles include: a Director of Malcolm Moore Industries Limited and Asia Pacific Specialty Chemicals Limited.
Member of the Human Resources Committee and the Governance and Nomination Committee.

P R (Peter) Waterworth, MAICD (Executive Director)
Age 57
Appointed an Executive Director and Chief Operating Officer Merchanting and Paper Trading, PaperlinX, in March 2001. Previous roles include: Managing Director of Spicers Paper Limited; Executive General Manager, Group Paper Distribution for Spicers; General Manager of Edwards Dunlop from 1992 to 1999 and General Manager of Spicers Paper from 1988 to 1992. Former member of the Business Council of Australia.

L J (Lindsay) Yelland, BSc, MAICD, MACS (Non-Executive Director)
Age 56
Appointed a Director in February 2000. Currently Chairman of Legion Interactive Pty Limited and Yambay Technologies Pty Ltd and a Director of Ideas International Limited and a member of the advisory Board for Fujitsu Australia Limited. Previous roles include: a Group Managing Director of Telstra Business Solutions; Vice President Asia Pacific of Data General Corp; and Vice President of Apollo Computer Corporation.
Member of the Audit and Compliance Committee.

PaperlinX currently has a board of nine directors.

Left to right:
David Meiklejohn,
Peter Waterworth,
Ian Wightwick,
Lindsay Yelland,
Nora Scheinkestel,
Andrew Guy,
David Walsh,
Barry Jackson and
Darryl Abotomey.

CORPORATE GOVERNANCE

The Corporate Governance practices of PaperlinX Limited and its Controlled Entities for the year to 30 June 2002 are as follows:

PaperlinX's Board of Directors has adopted a set of principles for the corporate governance of the company which, together with the following committees, establish the framework of how the Board is to carry out its duties and obligations on behalf of the shareholders. This statement outlines the corporate governance practices in place at the date of this report.

Board of Directors and its Committees

The Board has the overall responsibility for corporate governance of the company including its strategic direction, the review of plans established by the management team and the monitoring of performance against those plans.

To assist in the execution of its responsibilities, the Board has established the following committees:

- Governance and Nomination
- Human Resources
- Audit and Compliance

All committees have written mandates and operating procedures, which are reviewed on a regular basis, and operate principally in a review or advisory capacity, except in cases where powers are expressly conferred on or delegated to a committee by the Board.

The Board does not itself manage the business, as this is delegated to the Managing Director and his team. The Board has, however, set up a framework for the management of the business, including a system of internal control and business risk management and the establishment of appropriate ethical standards so that it is able to discharge its role of bearing ultimate responsibility.

Composition of the Board

There are currently nine directors on the Board – six non-executive directors and three executive directors.

All non-executive directors are independent and have no business or other relationships which could compromise their independence. Were a potential conflict of interest to arise, the director concerned would inform the Chairman and Board accordingly and, if appropriate, leave the Board meeting while the matter is resolved. Directors keep the Board advised of any interest that could potentially create conflict with those of the company.

Other than the Managing Director, all directors are subject to re-election by rotation every three years and must retire at the Board meeting following their 70th birthday or upon termination of their employment in the case of executive directors.

It is generally expected that, subject to re-election by shareholders, non-executive directors will serve on the company's Board for terms of up to eleven years. The names and details of the directors of the company in office at the date of this statement are set out on page 33 and in the Directors' Report on pages 37 to 40 of this report.

Governance and Nomination Committee

The Governance and Nomination Committee's responsibilities are to determine and make recommendations to the Board on:

- the composition and structure of the Board
- new Board member nominees
- selection and appointment of the Managing Director
- remuneration of non-executive directors
- the term of Board appointments
- the rotation of directors on committees.

The Committee also keeps all aspects of corporate governance issues under review and establishes and reviews adherence to appropriate Codes of Conduct for the Board and senior management as well as monitoring Board performance generally.

The present members of the Governance and Nomination Committee are:

- D E Meiklejohn (Chairman)
- B J Jackson
- N L Scheinkestel
- D A Walsh

The Managing Director is an ex officio member of the Committee.

Human Resources Committee

The Human Resources Committee's responsibilities are to determine and make recommendations to the Board on remuneration policies and practices for the company and specifically on remuneration packages and policies applicable to senior management.

The Committee's role also includes responsibility for share option plans, incentive performance packages and succession planning. Remuneration levels are set competitively to attract the most qualified and experienced senior executives. The Human Resources Committee also considers independent advice on appropriate remuneration packages.

The present members of the Human Resources Committee are:

- B J Jackson (Chairman)
- D E Meiklejohn
- D A Walsh

The Managing Director is an ex officio member of the Committee.

Audit and Compliance Committee

The Audit and Compliance Committee's responsibilities are to determine and make recommendations to the Board on the establishment and maintenance of a framework of internal and external controls and compliance reporting for the company.

Some specific responsibilities of the Committee are to:

- review and report to the Board on half-yearly and yearly financial statements prior to their external release
- monitor and review the framework, adequacy and security of internal control and accounting and management information systems
- review major capital project post-audits
- ensure adequate audit coverage for all major financial risks of the business
- review all reports from the external auditors that have been commissioned
- review the independence of the external auditors and obtain appropriate certification of the same
- assess significant business risks, including major customer contracts
- review major non-financial regulatory matters through the use of a compliance monitoring reporting regime which covers, inter alia: environment, safety and health, asset protection (including insurance), trade practices, discrimination, conflict of interest, and ethical standards.

The present members of the Audit and Compliance Committee are:

- N L Scheinkestel (Chairman)
- A F Guy
- L J Yelland

The Chairman of the Board is an ex officio member of the Committee.

The Managing Director, relevant senior staff and the internal and external auditors are invited to Audit and Compliance Committee meetings at the discretion of the Committee.

Directors dealing in company shares

Each director must hold a minimum of 1,000 shares in PaperlinX Limited. Current shareholdings are shown on page 40. Company policy permits directors and senior managers to deal in company shares as follows:

- in the period between 48 hours after the release of the company's annual results to the Australian Stock Exchange (ASX) and 14 days after the annual general meeting, and
- in the period between 48 hours after the release of the company's half-yearly results to the ASX and 14 days thereafter.

However, directors and senior management are prohibited from dealing in company shares at any time where they are aware of price sensitive information that has not been made public.

Access to independent professional advice

For the purposes of the proper performance of their duties, after consultation with the Chairman, directors are free to seek independent professional advice at the company's expense.

Ethical standards

The directors acknowledge the need for, and continued maintenance of, the highest standards of ethical conduct by all directors and employees of the consolidated entity. The directors have adopted a Board Code of Ethics which sets out the fundamental ethical values that underpin their participation as members of the Board and its committees.

The PaperlinX Group has a Vision and set of Guiding Principles and has also established ethical values which set out the professional standards of behaviour required of all officers and employees in the conduct of the company's affairs. These are distributed to all business units to ensure employees are familiar with their contents.

Communications to shareholders

The Board aims to ensure that shareholders are informed of all major developments affecting the consolidated entity's state of affairs. Unless a shareholder has specifically requested not to receive the document, information will be communicated to shareholders as follows:

- the company's full year financial report. The Board will ensure that the report includes relevant information about the operations of the consolidated entity during the year, changes in the state of affairs of the consolidated entity and details of future developments in addition to other disclosures required by the Corporations Act
- the Chairman's address to the annual general meeting and a review of trading results for the three months to 30 September
- a half-yearly financial report summarising the financial information and a review of the operations of the consolidated entity during the period. The half-year (audit review only) financial report will be prepared in accordance with the requirements of applicable Australian Accounting Standards and the Corporations Act and is lodged with the Australian Securities and Investments Commission and the ASX.

The above information together with all company presentation material is also lodged on the company's website (www.paperlinx.com.au) in the Investor Information section.

DIRECTORS' REPORT

Directors

The names of the directors of PaperlinX Limited in office from 1 July 2001 up to the date of this report are:

D E Meiklejohn	N L Scheinkestel
I M Wightwick	D A Walsh
D G Abotomey	P R Waterworth
A F Guy	L J Yelland
B J Jackson	

Details of the qualifications, experience and special responsibilities of directors are set out on page 33 of the Full Year Financial Report.

Principal Activities

The principal activities of the consolidated entity were the distribution and sale of fine communication papers and the manufacture of communication papers and high performance packaging papers. There were no significant changes in the nature of the principal activities of the consolidated entity during the year under review.

Review and Results of Operations

A review of the operations of the PaperlinX group during the financial year and the results of those operations is contained in pages 6 to 31 of the Full Year Financial Report.

Dividends

Dividends paid or declared by the company since the end of the previous financial year were:

State of Affairs

Significant changes in the state of affairs of the consolidated entity that occurred during the financial year ended 30 June 2002 were as follows:

August 2001	the sale of Australian Paper Plantations Pty Limited
September 2001	the sale of the businesses of Edwards Dunlop and Commonwealth Paper, as agreed with the Australian Competition and Consumer Commission
October 2001	the sale of the businesses of Amtrade in Australia and New Zealand
April 2002	the acquisition of shares in La Papeterie L.P. Turgeon, Canada.

Commentary on the overall state of affairs of the economic entity is set out on pages 1 to 31 of the Full Year Financial Report.

Environmental Regulation

The consolidated entity is subject to significant environmental regulation in respect of its manufacturing activities. Environmental performance obligations are monitored by management and the Board and subjected, periodically, to internal, independent external and government agency audits and site inspections. The Environment Safety and Health report is set out on pages 26 to 31 of the Full Year Financial Report.

Type	Cents per share	Total amount $million	Date of payment	Tax rate for franking credits
In respect of the 2000/2001 financial year:				
Final – fully paid shares	14	44.9	28 Sep 01	30%
In respect of the 2001/2002 financial year:				
Interim – fully paid shares	13	41.9	26 Mar 02	30%
Final – fully paid shares	14	45.2	19 Sep 02	30%
Total dividends		132.0		

The final dividend for the 2001/2002 financial year is 75% franked at the tax rate of 30 cents in the dollar. All other dividends paid or declared by the company since the end of the previous financial year were 100% franked.

Directors' meetings

Directors as at 30 June 2002	Board of Directors		Audit and Compliance Committee		Governance and Nomination Committee		Human Resources Committee	
	A	B	A	B	A	B	A	B
D E Meiklejohn	10	10			4	4	5	5
I M Wightwick	10	10						
D G Abotomey	10	10						
A F Guy	10	10	5	5				
B J Jackson	10	10			4	4	5	5
N L Scheinkestel	10	10	5	5	4	4		
D A Walsh	10	10			4	4	5	5
P R Waterworth	10	10						
L J Yelland	10	10	5	5				

A – Number of meetings held during the time the director held office during the year.
B – Number of meetings attended.

Matters Subsequent to the End of the Financial Year

Since 30 June 2002 and to the date of this report the company announced the acquisition of the UK based Bunzl Fine Paper business. Total acquisition cost was approximately £138 million (A$365 million) excluding costs. The acquisition was funded by a combination of existing bank facilities and the issue of 36.5 million new shares. The new shares do not participate in the final dividend for the financial year 2001/2002.

Other than the matters discussed above, no matter or circumstance has arisen (other than those occurring as a result of the normal vicissitudes of business) that has significantly affected or may significantly affect:

(a) the consolidated entity's operations in future financial years

(b) the results of those operations in future financial years

(c) the consolidated entity's state of affairs in future financial years.

Future Developments

Certain likely developments in the operations of the consolidated entity known at the date of this report have been covered generally within the Full Year Financial Report. In the opinion of the directors, any further disclosure of information would be likely to result in unreasonable prejudice to the consolidated entity.

Directors' Meetings

The number of directors' meetings (including meetings of committees of directors) and number of meetings attended by each of the directors of the company during the financial year is shown in the above table.

Directors' and Senior Executives' Emoluments

The Board's Governance and Nomination and Human Resources Committees are responsible for reviewing remuneration policies and practices, including the compensation and arrangements for executive directors and senior management, the company's superannuation arrangements and, within the aggregate amount approved by shareholders, the fees for non-executive members of the Board. This role also includes responsibility for the company's share and option plans. Executive and senior management performance reviews and succession planning are matters referred to, and considered by, the Committees. The Committees have access to independent advice and comparative studies on the appropriateness of remuneration arrangements.

Executive directors and senior executives may receive incentives based on the achievement of specific goals related to the performance of the consolidated entity. Non-executive directors do not receive any performance-based remuneration.

Details of the nature and amount of each major element of the emoluments of each director of the company and each of the five named executives of the company and the consolidated entity receiving the highest emoluments are set out below:

Emoluments – 2001/02

Directors	Base Emoluments	Incentive	Superannuation	Other	Total
D E Meiklejohn	212,667	0	18,213	0	230,880
I M Wightwick	835,125	419,685	116,917	94,618	1,466,345
D G Abotomey	367,410	190,988	51,437	33,017	642,852
A F Guy	76,000	0	6,080	0	82,080
B J Jackson	81,000	0	6,480	0	87,480
N L Scheinkestel	86,000	0	6,880	0	92,880
D A Walsh	76,000	0	6,080	0	82,080
P R Waterworth	526,575	257,397	0	53,953	837,925
L J Yelland	76,000	0	6,080	0	82,080

There are no executives employed by PaperlinX Limited.

All management are employed by subsidiary companies.

Senior Executives (excluding directors)	Base Emoluments	Incentive	Superannuation	Other	Total
C B Creighton	601,834	187,211	15,942	59,903	864,890
D M Goldthorp	393,662	194,309	54,680	67,304	709,955
T Engelsman	349,601	163,073	38,456	28,399	579,529
I R Howard	262,865	130,054	36,801	33,017	462,737
R J Breen	290,000	90,190	21,750	35,128	437,068
The following senior executives left prior to 30 June 2002:					
F P Huntley	91,344	0	9,506	647,095(1)	747,945
G R Court	174,654	0	20,022	805,050(1)	999,726

(1) includes termination payments

In addition to the emoluments in the above tables, executives are eligible to earn fully paid shares under the company's long term incentive plans. There are two components to the performance criteria for those plans. The first compares the total shareholder return (TSR) of the company against a basket of comparative companies in the ASX 200 (Comparators). The second measures the growth in earnings per share of the company with the increase in CPI plus a margin.

To reflect the long-term nature of this incentive, the measurement period has been varied to be the two years to 30 June 2003. Accordingly, no share entitlements have been allocated to the executives in the year to 30 June 2002.

Options

Since 1 July 2001, the company has granted options over unissued ordinary shares to the following named senior executives as part of their remuneration in accordance with the company's share/option plans. No amount has been included in the above remuneration for options issued during the year.

Officers	Number of options granted*	Exercise price #
R J Breen	8,300	$4.12
C B Creighton	8,300	$4.12
T Engelsman	150,000	$4.18

* All options were granted during the financial year. No options have been granted since the end of the financial year.

The exercise price of the options was calculated based on an average price of PaperlinX shares in the relevant period prior to their allotment.

At the date of this report, unissued ordinary shares of the company under option were:

When exercisable	Exercise price	Number of shares
Within 30 days of termination of employment of holder	$3.13	930,000
	$3.32	282,500
	$3.50	715,000
	$4.12	312,600
	$4.18	240,000
		2,480,100

The granting of options is generally subject to specific performance criteria being achieved. The options cannot be exercised for three years from the date of being granted, except on termination of employment. Options do not entitle the holder to participate in any share issue of the company.

During or since the end of the financial year, the company issued ordinary shares as a result of the exercise of options on termination of employment as follows:

Number of shares	Amount paid on each share	Market value of shares on date of exercise
450,000	$3.13	$4.22 to $5.36
125,000	$3.32	$4.22 to $5.36
77,500	$4.12	$4.22 to $5.36

There were no amounts unpaid on the shares issued.

Directors' Interests

The relevant interest of each director in the share capital of the company as notified by the directors to the Australian Stock Exchange in accordance with S205G (1) of the Corporations Act at the date of this report is as follows:

	Fully paid ordinary shares	Options over ordinary shares
D E Meiklejohn	46,757	
I M Wightwick	148,796	
D G Abotomey	38,568	235,000 (1)
A F Guy	42,979	
B J Jackson	25,460	
N L Scheinkestel	18,930	
D A Walsh	5,460	
P R Waterworth	122,014	200,000 (1)
L J Yelland	11,920	

(1) Issued prior to being appointed a director

Interests of Directors in Contracts or Proposed Contracts with the Company

Non-executive directors of PaperlinX Limited have entered into agreements with the company for the payment of retiring allowances on retirement as a director. Agreements for the provision of benefits to directors on retirement are made under the provisions of PaperlinX's Constitution. In addition, directors of PaperlinX Limited have declared their interests in contracts or proposed contracts that may result from their directorships of other corporations, as listed in their personal profiles set out on page 33 of the Full Year Financial Report.

Indemnification and Insurance of Officers and Auditors

The company has agreements with each of the directors of the company in office at the date of this report (listed on page 37), and certain present and former officers of the company, indemnifying those directors and officers against liabilities to any person other than the company or a related body corporate that may arise from their acting as officers of the company notwithstanding that they may have ceased to hold office, except where the liability arises out of conduct involving a lack of good faith.

The directors have not included details of the nature of the liabilities covered or the amount of the premium paid in respect of the directors' and officers' liability and legal expenses insurance contracts, as such disclosure is prohibited under the terms of the contracts.

Rounding

The company is the kind referred to in the ASIC Class Order 98/100 dated 10 July 1998 and, in accordance with that Class Order, amounts in the financial report and directors' report have been rounded off to the nearest one hundred thousand dollars or, where the amount is $50,000 or less, zero, unless specifically stated to be otherwise.

Signed in Melbourne this 13th day of August 2002.

David Meiklejohn
Chairman

Ian Wightwick
Managing Director

FINANCIAL STATEMENTS

The financial information provided in the following pages is for PaperlinX Limited and the PaperlinX Limited Group.

Statements of Financial Performance

For the year ended 30 June	Note	Consolidated 2002 $m	Consolidated 2001 $m	PaperlinX Limited 2002 $m	PaperlinX Limited 2001 $m
Revenue from ordinary activities	2	**3,186.4**	2,366.5	**98.2**	93.5
Expenses from ordinary activities	3	**(2,966.5)**	(2,166.7)	**(2.6)**	(2.4)
Borrowing costs	4(b)	**(43.0)**	(47.6)	**–**	–
Share of net profit (after tax) of associates accounted for using the equity method	37	**–**	5.3	**–**	–
Profit from ordinary activities before income tax	4	**176.9**	157.5	**95.6**	91.1
Income tax expense	5	**(53.9)**	(51.9)	**(0.1)**	–
Net profit attributable to members of PaperlinX Limited	26	**123.0**	105.6	**95.5**	91.1
Net exchange differences on translation of overseas controlled entities	25	**(4.3)**	2.8	**–**	–
Total revenues, expenses and valuation adjustments attributable to members of PaperlinX Limited recognised directly in equity		**(4.3)**	2.8	**–**	–
Total changes in equity from non-owner related transactions attributable to members of PaperlinX Limited		**118.7**	108.4	**95.5**	91.1
Basic earnings per share	39	**38.2**	37.2		
Diluted earnings per share	39	**37.9**	37.0		

Notes 1 to 42 form part of these financial statements and are to be read in conjunction therewith.

Statements of Financial Position

As at 30 June	Note	Consolidated 2002 $m	Consolidated 2001 $m	PaperlinX Limited 2002 $m	PaperlinX Limited 2001 $m
CURRENT ASSETS					
Cash assets	7	**112.9**	93.6	**–**	–
Receivables	8	**427.7**	520.9	**45.2**	45.0
Inventories	9	**461.3**	592.0	**–**	–
Total Current Assets		**1,001.9**	1,206.5	**45.2**	45.0
NON-CURRENT ASSETS					
Receivables	10	**5.4**	2.3	**2.6**	1.3
Other financial assets	11	**1.5**	2.0	**1,549.8**	1,549.8
Property, plant and equipment	12	**1,071.1**	1,113.3	**–**	–
Standing timber	13	**–**	167.1	**–**	–
Intangible assets	14	**171.3**	173.3	**–**	–
Deferred tax assets	15	**37.5**	44.7	**–**	–
Total Non-current Assets		**1,286.8**	1,502.7	**1,552.4**	1,551.1
Total Assets		**2,288.7**	2,709.2	**1,597.6**	1,596.1
CURRENT LIABILITIES					
Payables	16	**345.3**	404.3	**398.8**	409.7
Interest bearing liabilities	17	**43.6**	269.0	**–**	–
Current tax liabilities	18	**13.0**	36.5	**–**	–
Provisions	19	**100.0**	98.3	**45.2**	45.0
Total Current Liabilities		**501.9**	808.1	**444.0**	454.7
NON-CURRENT LIABILITIES					
Payables	20	**1.4**	–	**–**	–
Interest bearing liabilities	21	**400.8**	515.3	**–**	–
Deferred tax liabilities	22	**132.9**	170.1	**–**	–
Provisions	23	**38.6**	38.0	**–**	–
Total Non-current Liabilities		**573.7**	723.4	**–**	–
Total Liabilities		**1,075.6**	1,531.5	**444.0**	454.7
Net Assets		**1,213.1**	1,177.7	**1,153.6**	1,141.4
EQUITY					
Contributed equity	24	**1,140.9**	1,137.0	**1,140.9**	1,137.0
Reserves	25	**12.5**	12.3	**–**	–
Retained profits	26	**59.6**	28.3	**12.7**	4.4
Total parent entity interest		**1,213.0**	1,177.6	**1,153.6**	1,141.4
Outside equity interests in controlled entities	27	**0.1**	0.1	**–**	–
Total Equity		**1,213.1**	1,177.7	**1,153.6**	1,141.4

Notes 1 to 42 form part of these financial statements and are to be read in conjunction therewith.

Statements of Cash Flows

	Consolidated		PaperlinX Limited	
For the year ended 30 June	2002 $m	2001 $m	2002 $m	2001 $m
CASH FLOWS FROM OPERATING ACTIVITIES				
Receipts from customers	**3,026.5**	2,366.5	**3.8**	2.6
Payments to suppliers and employees	**(2,626.8)**	(2,107.6)	**(2.6)**	(2.4)
Dividends received	**0.2**	3.0	**94.4**	60.8
Interest received	**4.8**	2.7	**–**	–
Interest paid	**(33.6)**	(38.5)	**–**	–
Income taxes paid	**(47.6)**	(37.1)	**–**	–
Other income received	**15.9**	8.3	**–**	–
Net Cash from Operating Activities[1]	**339.4**	197.3	**95.6**	61.0
CASH FLOWS FROM INVESTING ACTIVITIES				
Loans (advanced to)/repaid by other persons	**(0.5)**	–	**–**	–
Acquisition of:				
Controlled entities and assets	**(24.2)**	(118.3)	**–**	–
Property, plant and equipment	**(65.8)**	(48.5)	**–**	–
Proceeds on disposal of:				
Controlled entities and businesses	**197.8**	0.3	**–**	–
Property, plant and equipment	**4.9**	1.7	**–**	–
Net Cash from/(used in) Investing Activities	**112.2**	(164.8)	**–**	–
CASH FLOWS FROM FINANCING ACTIVITIES				
Dividends paid	**(86.7)**	(57.0)	**(86.7)**	(57.0)
Proceeds from issue of shares	**2.1**	0.5	**2.1**	0.5
Loans (repaid to)/received from controlled entities	**–**	–	**(11.0)**	6.3
Loans (repaid to)/received from other persons	**(0.2)**	(0.4)	**–**	–
Proceeds from borrowings	**1,749.6**	780.9	**–**	–
Repayment of borrowings	**(2,073.8)**	(754.1)	**–**	–
Principal lease repayments	**(0.2)**	(1.6)	**–**	–
Demerger costs	**–**	(10.8)	**–**	(10.8)
Net Cash used in Financing Activities	**(409.2)**	(42.5)	**(95.6)**	(61.0)
NET INCREASE/(DECREASE) IN CASH HELD	**42.4**	(10.0)	**–**	–
Cash at the Beginning of the Year	**90.3**	25.6	**–**	–
Cash acquired on acquisition of controlled entities	**–**	63.9	**–**	–
Exchange rate changes on translation of foreign currency cash flows and cash balances	**(24.9)**	10.8	**–**	–
Cash at the End of the Year[2]	**107.8**	90.3	**–**	–

Notes 1 to 42 form part of these financial statements and are to be read in conjunction therewith.

For the year ended 30 June	Consolidated 2002 $m	Consolidated 2001 $m	PaperlinX Limited 2002 $m	PaperlinX Limited 2001 $m
(1) RECONCILIATION OF NET PROFIT AFTER INCOME TAX TO NET CASH FROM OPERATING ACTIVITIES				
Net Profit After Income Tax	**123.0**	105.6	**95.5**	91.1
Depreciation of property, plant and equipment	**62.4**	58.2	**–**	–
Amortisation of leased assets	**0.1**	0.4	**–**	–
Amortisation of goodwill	**10.3**	4.7	**–**	–
Movement in net market value of standing timber	**(0.6)**	(4.0)	**–**	–
(Profits)/losses on disposal of non-current assets	**2.3**	0.4	**–**	–
Increase/(decrease) in current and deferred taxes	**6.3**	14.8	**–**	–
Increase/(decrease) in provisions	**16.6**	11.1	**–**	–
Share of associated company's net profits	**–**	(5.3)	**–**	–
Dividends received from associated company	**–**	2.9	**–**	–
Movement in accrued and prepaid interest	**7.4**	7.1	**–**	–
Other non-cash	**(3.0)**	(0.9)	**–**	–
Cash Flows from Operations Before Changes in Assets and Liabilities and Significant Items	**224.8**	195.0	**95.5**	91.1
Changes in assets and liabilities excluding acquisitions/ disposals of controlled entities and businesses:				
(Increase)/decrease in debtors, prepayments and other items	**64.6**	16.8	**0.1**	(30.1)
(Increase)/decrease in inventories	**67.4**	5.5	**–**	–
Increase/(decrease) in payables	**(15.7)**	(17.8)	**–**	–
Significant items paid	**(1.7)**	(2.2)	**–**	–
Net Cash from Operating Activities	**339.4**	197.3	**95.6**	61.0

(2) RECONCILIATION OF CASH

For the purposes of the Statements of Cash Flows, cash includes cash on hand and at bank and short-term money market investments, net of outstanding bank overdrafts. Cash as at 30 June 2002 as shown in the Statements of Cash Flows is reconciled to the related items in the Statements of Financial Position as follows:

	Consolidated 2002 $m	Consolidated 2001 $m	PaperlinX Limited 2002 $m	PaperlinX Limited 2001 $m
Cash – refer Note 7	**112.9**	93.6	**–**	–
Secured bank overdrafts – refer Note 17	**(5.1)**	(1.3)	**–**	–
Unsecured bank overdrafts – refer Note 17	**–**	(2.0)	**–**	–
Cash at the End of the Year	**107.8**	90.3	**–**	–

Notes 1 to 42 form part of these financial statements and are to be read in conjunction therewith.

Notes to the Financial Statements as at 30 June 2002

NOTE 1. ACCOUNTING POLICIES

The following significant accounting policies have been applied by PaperlinX Limited and its controlled entities ("the consolidated entity"), having regard to their activities, in the preparation of the Statements of Financial Performance, Statements of Financial Position and Statements of Cash Flows.

(1) Accounting Standards

The consolidated entity adopts the currently applicable Australian Accounting Standards and disclosure requirements of the professional accounting bodies.

(2) Basis of Preparation of Accounts

The financial report is a general purpose financial report prepared in accordance with Accounting Standards, Urgent Issues Group Consensus Views, other authoritative pronouncements of the Australian Accounting Standards Board and the Corporations Act 2001.

The financial report has been prepared on the basis of historical costs except where stated otherwise, and does not take into account changing money values or current values of non-current assets.

(3) Consolidated Financial Statements

The consolidated financial statements comprise the financial statements of PaperlinX Limited being the parent entity and its controlled entities in accordance with Accounting Standard AASB 1024 (Consolidated Accounts). In preparing the financial statements all balances and transactions between entities included in the consolidated entity have been eliminated.

Controlled Entities

The financial statements of controlled entities are included from the date control commences until the date control ceases.

Dividends from controlled entities are recognised when they are declared.

Outside interests in the equity and results of the entities that are controlled by the consolidated entity are shown as a separate item in the consolidated financial statements.

Other Entities

Other investments are brought to account at the lower of cost or recoverable amount and dividend income is recognised in the Statements of Financial Performance when received.

(4) Revenue Recognition

Sales Revenue

Sales revenue comprises revenue earned (net of returns, discounts, allowances and the amount of goods and services tax) from the provision of products to entities outside the consolidated entity. Sales revenue is recognised when control of the goods has passed to the customer.

Services

Revenue from the provision of services is recognised when the service is provided.

Interest Income

Interest income is recognised as it accrues.

Asset Sales

The gross proceeds of asset sales are included as revenue of the consolidated entity. The profit or loss on disposal of assets is brought to account at the date the control of the asset passes to the buyer.

(5) Taxation

General

The consolidated entity adopts the accounting policy for treatment of company income tax as set out in Accounting Standard AASB 1020 (Tax Effect Accounting) whereby the taxation benefits or liabilities, which arise due to differences between the time when items are taken up in the consolidated entity's financial statements and when they are to be taken up for income tax purposes, are shown either as a future income tax benefit or as a deferred income tax liability. The future income tax benefit and deferred income tax liability are taken up at the tax rates applicable to the periods in which they are expected to reverse.

The future income tax benefit relating to tax losses is not carried forward as an asset unless the benefit can be regarded as being virtually certain of realisation. These benefits will be brought to account as a reduction in income tax expense in the period in which they are recouped. The tax effect of capital losses is not recorded unless realisation is virtually certain.

Capital Gains Tax

Capital gains tax, where applicable, is provided for in the period in which an asset is sold.

Goods and Services Tax

Revenues, expenses and assets are recognised net of the amount of goods and services tax (GST), except where the amount of GST incurred is not recoverable from the Australian Taxation Office (ATO). In these circumstances the GST is recognised as part of the cost of acquisition of the asset or as an expense item.

Receivables and payables are stated with the amount of GST included.

The net amount of GST payable to the ATO is included as a current liability in the Statements of Financial Position.

Cash flows are included in the Statements of Cash Flows on a gross basis. The GST components of cash flows arising from investing and financing activities which are recoverable from, or payable to, the ATO are classified as operating cash flows.

(6) Depreciation

Property, plant and equipment, excluding freehold land and standing timber, are depreciated at rates based upon their expected useful lives using the straight-line method.

Depreciation rates used for each class of asset are as follows:

Land improvements: between 1% – 3%

Buildings: between 1% – 4%

Plant and equipment: between 4% – 20%

Finance leases: between 4% – 20%

(7) Employee Entitlements

Provisions

Provisions for employee entitlements such as wages, salaries, annual leave, sick leave and other current employee entitlements are calculated at nominal amounts to cover accumulated entitlements at balance date. Provisions for other employee entitlements which are not expected to be settled within 12 months are discounted using the rate, at balance date, attaching to those national government securities which most closely match the terms of maturity of the related entitlements.

Provisions relating to long service leave have been calculated to represent the present value of estimated future cash outflows discounted to balance date.

Provisions for employee entitlements include, where appropriate, forecast future increases in wages and salaries, grossed up for on-costs, and based on the consolidated entity's experience with staff departures.

Employee Share Plans

The consolidated entity maintains two employee share plans, the Employee Share Purchase Plan (ESPP) and the Employee Share Option Plan (ESOP). Both Plans were established in the year ended 30 June 2000.

Employee Share Purchase Plan

Eligibility to participate in the ESPP is based on each employee's service period. An employee is to have been employed continuously by the consolidated entity for a period of 12 months or more at the date the invitation to subscribe is made, unless determined to be eligible at the discretion of the directors. The number of shares offered and the issue price are determined at the discretion of the directors.

When issues relating to the ESPP are made, loans to assist in the purchase of shares will be shown as receivables. Shares are held in trust until the loan is fully paid. The loans can be repaid at any time and must be fully paid when an individual ceases to be employed by the consolidated entity.

Employee Share Option Plan

At the discretion of the directors, employees of the consolidated entity may be offered a specified number of shares or options in relation to unissued shares. In accordance with the rules of the ESOP, the issue price of shares is determined by the directors, although the amount payable upon subscription must not be less than 1% of the issue price. In accordance with the rules of the ESOP, options may be issued upon such terms and conditions as determined by the directors at the time of the invitation.

No value is recognised at the time of the issue of options under the ESOP. If exercised, contributions are recognised as equity. Shares issued under the ESOP are treated as equity to the extent the shares are paid up.

Issues relating to the ESPP and the ESOP are detailed in Note 24.

Superannuation Funds

The consolidated entity contributes to employee superannuation funds. Contributions are charged against profit as and when they are incurred. Further information is set out in Note 35.

(8) Borrowing Costs

Interest and other financing charges are brought to account in determining profit for the year, except to the extent the interest incurred relates to major capital items in which case interest is capitalised as a cost of the asset up to the time it is ready for its intended use or sale.

For fixed assets, the capitalised interest and charges are amortised over the expected useful economic lives.

(9) Property, Plant and Equipment

Depreciable property, plant and equipment are shown in the financial statements at cost less accumulated depreciation.

Notes to the Financial Statements as at 30 June 2002 (cont'd)

The carrying amounts of all property, plant and equipment are reviewed annually. If the carrying amount of an item of property, plant and equipment exceeds its recoverable amount, the asset is written down to the lesser amount. In assessing recoverable amounts, the relevant cash flows are not discounted to their present value.

(10) Inventories

Inventories are valued at the lower of cost (including an appropriate proportion of fixed and variable overheads) and net realisable value in the normal course of business.

(11) Foreign Currency Translation

Transactions

The consolidated entity is exposed to changes in foreign exchange rates as a consequence of the need to purchase items denominated in foreign currency as part of its activities. All material foreign currency transactions, which are not offset by a natural hedge, are subject to forward cover contracts and any exchange gains/losses arising from the effect of currency fluctuations on the underlying transactions are offset by the exchange gains/losses on the forward cover contract. As a result, such foreign currency transactions are not subject to movements in exchange rates.

Translation of Foreign Controlled Entities

The financial statements of foreign controlled entities which are classified as being financially and operationally independent are converted to Australian currency at balance date using the current rate method as set out in Accounting Standard AASB 1012 (Foreign Currency Translation). Any exchange gains/losses arising from the effect of currency fluctuations on these investments are taken directly to the exchange fluctuation reserve.

Any exchange gains/losses arising on transactions entered into to hedge the currency fluctuations on the net investment in foreign controlled entities are recorded, net of tax, directly in the exchange fluctuation reserve.

(12) Financial Instruments

The consolidated entity is exposed to changes in interest rates, foreign exchange rates and commodity prices from activities. The consolidated entity uses the following financial instruments to hedge these risks: interest rate swaps and forward exchange contracts. Financial instruments are not held for speculative purposes.

Financial Instruments included in Equity

Details of shares issued and options outstanding over ordinary shares at balance date are set out in Note 24.

Financial Instruments included in Liabilities

Liabilities are recognised for amounts to be paid in the future for goods and services received, whether or not billed to the consolidated entity.

Bank overdrafts, bank loans and other loans are carried at their principal amounts. Interest is charged as an expense as it accrues other than for amounts capitalised. Refer Note 1(8).

Financial Instruments included in Assets

Trade debtors are carried at nominal amounts due less any provision for doubtful debts. Collectability of overdue accounts is assessed on an ongoing basis. Specific provision is made for all doubtful accounts. A provision for doubtful debts is recognised when collection of the full nominal amount is no longer probable.

Receivables other than trade debtors are carried at nominal amounts due.

(13) Leased Assets

The consolidated entity adopts the provisions of Accounting Standard AASB 1008 (Accounting for Leases) in respect of those assets of the consolidated entity which are the subject of finance leases.

(14) Research and Development Expenditure

Expenditure on research and development is reported as a charge against operating profit in the year in which the expenditure is incurred.

(15) Goodwill

The consolidated entity recognises goodwill on acquisitions of controlled entities and businesses as required by Accounting Standard AASB 1013 (Accounting for Goodwill).

All goodwill is amortised in equal instalments over the period of time during which the benefits are expected to arise but for a period not exceeding 20 years.

The unamortised balance of goodwill is reviewed bi-annually and adjusted where it is considered that the carrying amount exceeds the expected future benefits.

(16) Comparatives

Where necessary, comparative information has been reclassified to achieve consistency in disclosure with changes in presentation in the current year.

	Consolidated		PaperlinX Limited	
	2002 $m	2001 $m	**2002 $m**	2001 $m

NOTE 2. REVENUE FROM ORDINARY ACTIVITIES

	Consolidated 2002 $m	Consolidated 2001 $m	PaperlinX Limited 2002 $m	PaperlinX Limited 2001 $m
Revenue from Operating Activities				
Sales of goods	**2,960.6**	2,352.8	**–**	–
Rendering of services:				
• Controlled entities	**–**	–	**3.8**	3.0
• Commissions	**8.0**	8.3	**–**	–
Total revenue from operating activities	**2,968.6**	2,361.1	**3.8**	3.0
Revenue from Outside Operating Activities				
Government grants	**2.8**	–	**–**	–
Insurance proceeds	**5.1**	–	**–**	–
	7.9	–	**–**	–
Net foreign exchange gains	**–**	0.9	**–**	–
Interest received:				
• Other	**4.8**	2.7	**–**	–
Dividends received:				
• Controlled entities	**–**	–	**94.4**	90.5
• Other	**0.2**	0.1	**–**	–
Proceeds on disposal of:				
• Non-current assets	**4.9**	1.7	–	–
• Businesses and controlled entities	**200.0**	–	–	–
	209.9	5.4	**94.4**	90.5
Total revenue from outside operating activities	**217.8**	5.4	**94.4**	90.5
Total Revenue from Ordinary Activities	**3,186.4**	2,366.5	**98.2**	93.5

NOTE 3. EXPENSES FROM ORDINARY ACTIVITIES

	Consolidated 2002 $m	Consolidated 2001 $m	PaperlinX Limited 2002 $m	PaperlinX Limited 2001 $m
Cost of sales	**2,338.6**	1,834.4	**–**	–
Distribution and warehousing expenses	**182.0**	129.3	**–**	–
Sales and marketing expenses	**83.6**	45.4	**–**	–
General and administration expenses[1]	**359.4**	154.3	**2.6**	2.4
Research and development expenses	**2.9**	3.3	**–**	–
Total Expenses from Ordinary Activities	**2,966.5**	2,166.7	**2.6**	2.4

(1) Included in general and administration expenses is the book value of non-current assets disposed of and the book value of businesses and controlled entities disposed of totalling $207.2 million (2001: $2.1 million).

Notes to the Financial Statements as at 30 June 2002 (cont'd)

	Consolidated		PaperlinX Limited	
	2002 $m	2001 $m	2002 $m	2001 $m
NOTE 4. PROFIT FROM ORDINARY ACTIVITIES BEFORE INCOME TAX				
(a) Profit from ordinary activities before income tax comprises the following:				
Profit from ordinary activities before depreciation, amortisation, net interest and income tax	**285.9**	263.7	**95.6**	91.1
Depreciation and amortisation	**(72.8)**	(63.3)	**–**	–
Profit from ordinary activities before net interest and income tax	**213.1**	200.4	**95.6**	91.1
Net interest	**(36.2)**	(42.9)	**–**	–
Profit from ordinary activities before income tax	**176.9**	157.5	**95.6**	91.1
(b) Profit from ordinary activities before income tax has been arrived at after (charging)/crediting:				
Depreciation:				
• of land improvements	**(0.3)**	(0.4)	**–**	–
• of buildings	**(5.9)**	(5.7)	**–**	–
• of plant and equipment	**(56.2)**	(52.1)	**–**	–
	(62.4)	(58.2)	**–**	–
Amortisation:				
• of leased assets	**(0.1)**	(0.4)	**–**	–
• of goodwill	**(10.3)**	(4.7)	**–**	–
Total depreciation and amortisation	**(72.8)**	(63.3)	**–**	–
Borrowing costs:				
• Interest paid – other persons	**(41.0)**	(45.5)	**–**	–
• Finance charges on leased assets	**–**	(0.1)	**–**	–
Total interest expense	**(41.0)**	(45.6)	**–**	–
Other borrowing costs	**(2.0)**	(2.0)	**–**	–
Total borrowing costs	**(43.0)**	(47.6)	**–**	–
Net interest expense:				
• Interest expense	**(41.0)**	(45.6)	**–**	–
• Interest received – refer Note 2	**4.8**	2.7	**–**	–
Total net interest expense	**(36.2)**	(42.9)	**–**	–

	Consolidated		PaperlinX Limited	
	2002 $m	2001 $m	2002 $m	2001 $m
NOTE 4. PROFIT FROM ORDINARY ACTIVITIES BEFORE INCOME TAX (cont'd)				
(b) Profit from ordinary activities before income tax has been arrived at after (charging)/crediting (cont'd):				
Provisions:				
• Employee entitlements and directors' retiring allowances	**(19.2)**	(19.0)	–	–
• Doubtful debts	**(5.1)**	(3.0)	–	–
• Diminution in value of inventories	**(1.7)**	(2.2)	–	–
• Other	**(12.3)**	(3.6)	–	–
Total provisions	**(38.3)**	(27.8)	–	–
Movement in standing timber:				
• Change in net market value of standing timber	**3.8**	19.2	–	–
• Net market value of standing timber felled during the year	**(3.2)**	(15.2)	–	–
Net movement in standing timber	**0.6**	4.0	–	–
Lease rentals:				
• Operating leases	**(37.1)**	(23.6)	–	–
Bad debts written off:				
• Trade debtors	**(0.5)**	–	–	–
Net loss on disposal of property, plant and equipment	**(0.6)**	(0.4)	–	–
Net loss on disposal of controlled entities and businesses	**(1.7)**	–	–	–
Net foreign exchange losses	**(3.1)**	–	–	–

Notes to the Financial Statements as at 30 June 2002 (cont'd)

	Consolidated		PaperlinX Limited	
	2002 $m	2001 $m	2002 $m	2001 $m
NOTE 5. INCOME TAX EXPENSE				
Prima facie income tax expense calculated at standard rates of tax on profit from ordinary activities	**(53.1)**	(53.6)	**(28.7)**	(31.0)
(Add)/deduct the tax effect of:				
• Tax rebate on dividends from investments	**0.1**	1.0	**28.3**	30.8
• Share of associate's net profit	**–**	1.8	**–**	–
• Amortisation of goodwill	**(3.3)**	(1.5)	**–**	–
• Other	**0.8**	(1.0)	**0.3**	0.2
• Over provision in prior years	**1.6**	1.4	**–**	–
Total Income Tax Expense	**(53.9)**	(51.9)	**(0.1)**	–

The balance of the franking account of PaperlinX Limited as at 30 June 2002 was $11.7 million (2001: $4.5 million).

The balance of the consolidated franking account as at 30 June 2002 was $20.8 million (2001: $5.9 million). After taking into account the estimated income tax payable as at 30 June 2002, and the payment of the dividend provided for at that date, the balance of the consolidated franking account is estimated to be $0.8 million (2001: $27.9 million).

The balances of the franking accounts, as referred to above, are stated at a 30% tax rate as at 30 June 2002 (2001: 30%).

From 1 July 2002, the New Business Tax System (Imputation) Act 2002 requires the measurement of franking credits based on the amount of income tax paid, rather than on profits upon which tax has been paid. This change in the basis of measurement does not change the value of franking credits to shareholders who may be entitled to franking credit benefits.

As a result, the balance of the consolidated franking account as at 30 June 2002 was converted from $20.8 million to $8.9 million on 1 July 2002.

	Consolidated 2002 $m	Consolidated 2001 $m	PaperlinX Limited 2002 $m	PaperlinX Limited 2001 $m
NOTE 6. DIVIDENDS				
Interim dividend paid:				
• 13 cents per share paid on 26 March 2002, 100% franked at a 30% tax rate on fully paid shares	**42.0**	–	**42.0**	–
• 13 cents per share paid on 12 April 2001, 100% franked at a 34% tax rate on fully paid shares	**–**	41.7	**–**	41.7
Final dividend paid/payable:				
• 14 cents per share payable on 19 September 2002, 75% franked at a 30% tax rate on fully paid shares[1]	**45.2**	–	**45.2**	–
• 14 cents per share paid on 28 September 2001, 100% franked at a 30% tax rate on fully paid shares	**–**	45.0	**–**	45.0
	87.2	86.7	**87.2**	86.7

(1) The final dividend will be 75% franked at a 30% tax rate out of existing franking credits and those arising from the payment of income tax applicable to the year ended 30 June 2002.

It is expected that the interim dividend for the following year will be partially franked.

	Consolidated		PaperlinX Limited	
	2002 $m	2001 $m	2002 $m	2001 $m
NOTE 7. CASH ASSETS				
Cash on hand and at bank	**61.8**	83.8	**–**	–
Deposits at call	**51.1**	9.8	**–**	–
Total Cash Assets	**112.9**	93.6	**–**	–
NOTE 8. CURRENT RECEIVABLES				
Trade debtors[1]	**418.8**	509.1	**–**	–
Provision for doubtful debts	**(14.0)**	(13.1)	**–**	–
Net trade debtors	**404.8**	496.0	**–**	–
Other debtors	**12.6**	13.9	**45.2**	45.0
Prepayments	**10.0**	10.1	**–**	–
Loans to executive directors, officers and employees in the full-time employment of the companies:				
• Directors of controlled entities	**0.2**	0.6	**–**	–
• Other employees	**0.1**	0.3	**–**	–
Total Current Receivables	**427.7**	520.9	**45.2**	45.0

(1) Credit terms for trade debtors vary across the consolidated entity.

	Consolidated		PaperlinX Limited	
NOTE 9. INVENTORIES				
At cost:				
Raw materials and stores	**97.2**	92.3	**–**	–
Provision for diminution in value	**(8.4)**	(8.0)	**–**	–
Net raw materials and stores	**88.8**	84.3	**–**	–
Work in progress	**19.4**	20.2	**–**	–
Finished goods	**360.3**	476.6	**–**	–
Provision for diminution in value	**(9.1)**	(10.0)	**–**	–
Net finished goods	**351.2**	466.6	**–**	–
At net realisable value:				
Raw materials	**–**	11.4	**–**	–
Finished goods	**1.9**	9.5	**–**	–
Net realisable value	**1.9**	20.9	**–**	–
Total Inventories	**461.3**	592.0	**–**	–

Notes to the Financial Statements as at 30 June 2002 (cont'd)

	Consolidated		PaperlinX Limited	
	2002 $m	2001 $m	2002 $m	2001 $m
NOTE 10. NON-CURRENT RECEIVABLES				
Loans to executive directors, officers and employees in the full-time employment of the companies:[1]				
• Directors of PaperlinX Limited	**0.1**	0.1	**0.1**	0.1
• Directors of controlled entities	**0.1**	0.1	**0.1**	0.1
• Other employees	**2.8**	1.5	**2.4**	1.1
Other Loans	**2.4**	0.6	**–**	–
Total Non-current Receivables	**5.4**	2.3	**2.6**	1.3

(1) Loans to executive directors, officers and employees in the full-time employment of the consolidated entity are made in accordance with a scheme to provide financial assistance to enable directors and employees of the consolidated entity to purchase shares in PaperlinX Limited as approved by PaperlinX Limited shareholders. These loans are interest free and are reduced either by the dividends paid on the shares, so issued, or in certain instances in accordance with an agreed schedule of repayments, which does not exceed three years.

	Consolidated		PaperlinX Limited	
	2002 $m	2001 $m	2002 $m	2001 $m
NOTE 11. OTHER FINANCIAL ASSETS				
Shares in controlled entities (refer Note 36):				
• At cost	**–**	–	**1,549.8**	1,549.8
Total investment in shares in controlled entities	**–**	–	**1,549.8**	1,549.8
Shares in other companies				
– Not listed on stock exchanges:				
• At cost	**1.5**	1.5	**–**	–
Total investment in other companies	**1.5**	1.5	**–**	–
Other	**–**	0.5	**–**	–
Total Other Financial Assets	**1.5**	2.0	**1,549.8**	1,549.8

	Consolidated		PaperlinX Limited	
	2002	2001	**2002**	2001
	$m	$m	**$m**	$m
NOTE 12. PROPERTY, PLANT AND EQUIPMENT				
Land[1]:				
• At cost	**14.8**	40.7	–	–
Total land	**14.8**	40.7	–	–
Land improvements[1]:				
• At cost	**6.8**	14.7	–	–
Accumulated depreciation	**(0.6)**	(1.0)	–	–
Total net land improvements	**6.2**	13.7	–	–
Buildings[1]:				
• At cost	**191.8**	192.1	–	–
Accumulated depreciation	**(18.8)**	(14.6)	–	–
Total net buildings	**173.0**	177.5	–	–
Plant and equipment:				
• At cost	**1,519.2**	1,503.1	–	–
Accumulated depreciation	**(642.3)**	(622.4)	–	–
Total net plant and equipment	**876.9**	880.7	–	–
Leased assets:				
• Finance leases	**0.5**	1.6	–	–
Accumulated amortisation	**(0.3)**	(0.9)	–	–
Total net leased assets	**0.2**	0.7	–	–
Total Property, Plant and Equipment	**1,071.1**	1,113.3	–	–

(1) An independent valuation, as at December 1999, of the consolidated entity's land, land improvements and buildings was carried out by Mr GR Longden AVLE (Val) of Jones Lang LaSalle Advisory Services Pty Ltd, licensed agents and approved valuers, on the basis of existing use. This amount of $112.8 million was assumed to be equal to cost from 1 July 2000 in accordance with the provisions of the revised Accounting Standard AASB 1041 (Revaluation of Non-current Assets).

Notes to the Financial Statements as at 30 June 2002 (cont'd)

	Consolidated		PaperlinX Limited	
	2002 $m	2001 $m	2002 $m	2001 $m
NOTE 12. PROPERTY, PLANT AND EQUIPMENT (cont'd)				
The reconciliation of the movement in each class of property, plant and equipment is as follows:				
Land:				
Balance at beginning of year	**40.7**	31.4	–	–
Additions(2)	**0.1**	0.5	–	–
Acquisition of controlled entities(3)	–	8.8	–	–
Disposal of controlled entities(4)	**(25.8)**	–	–	–
Foreign currency movements	**(0.2)**	–	–	–
Balance at end of year	**14.8**	40.7	–	–
Land improvements:				
Balance at beginning of year	**13.7**	12.7	–	–
Additions(2)	**0.5**	1.4	–	–
Depreciation	**(0.3)**	(0.4)	–	–
Disposal of controlled entities(4)	**(7.7)**	–	–	–
Balance at end of year	**6.2**	13.7	–	–
Buildings:				
Balance at beginning of year	**177.5**	159.5	–	–
Additions(2)	**1.1**	0.8	–	–
Disposals	**(0.7)**	(0.1)	–	–
Depreciation	**(5.9)**	(5.7)	–	–
Acquisition of controlled entities(3)	–	22.3	–	–
Disposal of controlled entities(4)	**(0.8)**	–	–	–
Foreign currency movements	**1.8**	0.7	–	–
Balance at end of year	**173.0**	177.5	–	–
Plant and equipment:				
Balance at beginning of year	**880.7**	842.9	–	–
Additions(2)	**66.9**	37.7	–	–
Disposals	**(4.8)**	(1.6)	–	–
Depreciation	**(56.2)**	(52.1)	–	–
Acquisition of controlled entities(3)	**0.2**	51.7	–	–
Disposal of controlled entities(4)	**(6.0)**	–	–	–
Transfers	–	0.8	–	–
Foreign currency movements	**(3.9)**	1.3	–	–
Balance at end of year	**876.9**	880.7	–	–
Leased assets:				
Balance at beginning of year	**0.7**	2.3	–	–
Disposals	**(0.1)**	(0.4)	–	–
Amortisation	**(0.1)**	(0.4)	–	–
Disposal of controlled entities(4)	**(0.2)**	–	–	–
Transfers	–	(0.8)	–	–
Foreign currency movements	**(0.1)**	–	–	–
Balance at end of year	**0.2**	0.7	–	–

(2) The total additions included above are $68.6 million (2001: $40.4 million).
(3) The total acquisition of controlled entities included above are $0.2 million (2001: $82.8 million).
(4) The total disposal of controlled entities included above are $40.5 million (2001: $nil million).

	Consolidated		PaperlinX Limited	
	2002 $m	2001 $m	**2002 $m**	2001 $m
NOTE 13. STANDING TIMBER				
At cost	**–**	59.3	**–**	–
At valuation	**–**	107.8	**–**	–
Total Standing Timber	**–**	167.1	**–**	–

Standing timber comprised plantations of pine and eucalypt. The PaperlinX Limited Group no longer own any standing timber, as a consequence of the sale of Australian Paper Plantations Pty Ltd during the year.

	Consolidated		PaperlinX Limited	
	2002 $m	2001 $m	**2002 $m**	2001 $m
NOTE 14. INTANGIBLE ASSETS				
Goodwill at cost	**200.0**	202.2	**–**	–
Accumulated amortisation	**(28.7)**	(28.9)	**–**	–
Total Intangible Assets	**171.3**	173.3	**–**	–
NOTE 15. DEFERRED TAX ASSETS				
Future income tax benefits(1)	**37.5**	44.7	**–**	–
Total Deferred Tax Assets	**37.5**	44.7	**–**	–

(1) Included in the above future income tax benefits of the consolidated entity is $0.3 million (2001: $0.8 million) relating to accumulated tax losses.

Potential further future income tax benefits of the consolidated entity relating to accumulated tax losses at balance date of $nil million (2001: $6.3 million) are not included in the above.

	Consolidated		PaperlinX Limited	
	2002 $m	2001 $m	**2002 $m**	2001 $m
NOTE 16. CURRENT PAYABLES				
Trade creditors(1)	**274.2**	334.1	**–**	–
Other creditors	**71.1**	70.2	**–**	–
Amounts owing to controlled entities	**–**	–	**398.8**	409.7
Total Current Payables	**345.3**	404.3	**398.8**	409.7

(1) Credit terms for trade creditors vary across the consolidated entity.

	Consolidated		PaperlinX Limited	
	2002 $m	2001 $m	**2002 $m**	2001 $m
NOTE 17. CURRENT INTEREST BEARING LIABILITIES				
Secured interest bearing liabilities:				
• Bank overdrafts(1)	**5.1**	1.3	**–**	–
Unsecured interest bearing liabilities:				
• Bank overdrafts(1)	**–**	2.0	**–**	–
• Bank loans(2)	**37.7**	265.1	**–**	–
• Other loans	**0.7**	0.2	**–**	–
Lease liabilities	**0.1**	0.4	**–**	–
Total Current Interest Bearing Liabilities	**43.6**	269.0	**–**	–

(1) The consolidated entity has committed bank overdraft facilities (both secured and unsecured) to a maximum of $10.7 million (2001: $23.5 million). As at 30 June 2002, the unused portions of the facilities were $5.6 million (2001: $20.2 million). The bank overdrafts are payable on demand and are subject to annual review.

(2) Relates to the following bank borrowings:

- *$18.4 million drawn under a SGD 27 million facility maturing in July 2002.*
- *$19.3 million drawn under a NZD 45 million facility maturing in April 2003.*

These amounts will be repaid from other undrawn facilities and proceeds from operations.

Notes to the Financial Statements as at 30 June 2002 (cont'd)

	Consolidated		PaperlinX Limited	
	2002 $m	2001 $m	2002 $m	2001 $m
NOTE 18. CURRENT TAX LIABILITIES				
Income tax	**13.0**	36.5	**–**	–
Total Current Tax Liabilities	**13.0**	36.5	**–**	–
NOTE 19. CURRENT PROVISIONS				
Dividend payable	**45.2**	45.0	**45.2**	45.0
Employee entitlements	**34.6**	35.9	**–**	–
Other provisions	**20.2**	17.4	**–**	–
Total Current Provisions	**100.0**	98.3	**45.2**	45.0
NOTE 20. NON-CURRENT PAYABLES				
Other creditors	**1.4**	–	**–**	–
Total Non-current Payables	**1.4**	–	**–**	–
NOTE 21. NON-CURRENT INTEREST BEARING LIABILITIES				
Secured interest bearing liabilities:				
• Mortgage loans[1]	**–**	0.1	**–**	–
Unsecured interest bearing liabilities:				
• Bank loans[2]	**219.0**	514.2	**–**	–
• USD notes[3]	**99.2**	–	**–**	–
• CAD notes[4]	**82.5**	–	**–**	–
• Other loans	**–**	0.7	**–**	–
Lease liabilities	**0.1**	0.3	**–**	–
Total Non-current Interest Bearing Liabilities	**400.8**	515.3	**–**	–

Reconciliation of Consolidated Net Interest Bearing Liabilities		
Current interest bearing liabilities – refer Note 17	**43.6**	269.0
Non-current interest bearing liabilities – refer Note 21	**400.8**	515.3
Total interest bearing liabilities	**444.4**	784.3
Cash assets – refer Note 7	**(112.9)**	(93.6)
Net interest bearing liabilities	**331.5**	690.7

(1) These loans were secured by a charge over buildings of a controlled entity in Europe, which was disposed of during the year.

(2) Relates to the following bank borrowing:

- *$219.0 million (2001: $464.6 million) drawn under a $600 million multi-currency facility maturing in September 2003. Drawings under this facility bear interest at BBSY plus an applicable credit margin.*

(3) Relates to $99.2 million, being USD 56 million of Senior Unsecured Notes, maturing 2017 at 7.88%, repayments are in equal instalments from 2011 to 2017.

(4) Relates to $82.5 million, being CAD 21 million Senior Unsecured Notes, maturing 2012 at 7.59%, repayments are in equal instalments from 2006 to 2012, and CAD 49 million Senior Unsecured Notes, maturing 2017 at 8.01%, repayments are in equal instalments from 2011 to 2017.

	Consolidated		PaperlinX Limited	
	2002 $m	2001 $m	2002 $m	2001 $m
NOTE 22. DEFERRED TAX LIABILITIES				
Deferred income tax[1]	**132.9**	170.1	–	–
Total Deferred Tax Liabilities	**132.9**	170.1	–	–

(1) Included in the above deferred income tax of the consolidated entity are timing differences in relation to standing timber for 2001 of $50.1 million.

	Consolidated		PaperlinX Limited	
NOTE 23. NON-CURRENT PROVISIONS				
Employee entitlements[1]	**30.5**	32.5	–	–
Other provisions[2]	**8.1**	5.5	–	–
Total Non-current Provisions	**38.6**	38.0	–	–

(1) Included in the above employee entitlements of the consolidated entity are provisions relating to directors' retiring allowances. These provisions only relate to non-executive directors of PaperlinX Limited and are in accordance with the company's constitution and with agreements between the company and individual directors. No liability exists for directors' retiring allowances in respect of directors in the full-time employment of PaperlinX Limited or its controlled entities.

The aggregate provision for employee entitlements at balance date is:

Current – refer Note 19	***34.6***	*35.9*	–	–
Non-current – refer Note 23	***30.5***	*32.5*	–	–
Total Provision for Employee Entitlements	***65.1***	*68.4*	–	–

(2) Included in the above other provisions of the consolidated entity are provisions relating to surplus leased premises and self-insurance for workers compensation in Tasmania and Victoria.

The aggregate other provisions at balance date is:

Current – refer Note 19	***20.2***	*17.4*	–	–
Non-current – refer Note 23	***8.1***	*5.5*	–	–
Total Other Provisions	***28.3***	*22.9*	–	–

Notes to the Financial Statements as at 30 June 2002 (cont'd)

	Consolidated		PaperlinX Limited	
	2002 $m	2001 $m	2002 $m	2001 $m
NOTE 24. CONTRIBUTED EQUITY				
Issued and paid-up share capital				
322,732,537 ordinary shares (2001: 321,332,087 ordinary shares)	**1,140.9**	1,137.0	**1,140.9**	1,137.0
Total Contributed Equity	**1,140.9**	1,137.0	**1,140.9**	1,137.0
Movement in ordinary share capital:				
Balance at beginning of year	**1,137.0**	928.2	**1,137.0**	928.2
63,883,186 shares issued at $3.23 each pursuant to the takeover of Spicers Paper Pty Ltd	**–**	206.4	**–**	206.4
629,200 (2001: 440,800) shares issued at an average price of $2.86 (2001: $2.04) each pursuant to the Employee Share Purchase Plan	**1.8**	0.9	**1.8**	0.9
450,000 (2001: 140,000) shares issued at $3.13 each pursuant to options exercised	**1.4**	0.4	**1.4**	0.4
125,000 (2001: 37,500) shares issued at $3.32 each pursuant to options exercised	**0.4**	0.1	**0.4**	0.1
77,500 shares issued at $4.12 each pursuant to options exercised	**0.3**	–	**0.3**	–
Demerger costs accrued for in prior year now reversed	**–**	1.0	**–**	1.0
Balance at end of year	**1,140.9**	1,137.0	**1,140.9**	1,137.0

Holders of ordinary shares are entitled to receive dividends as declared from time to time and are entitled to one vote per share at shareholders' meetings.

In the event of winding up of PaperlinX Limited ordinary shareholders rank after all other shareholders and creditors and are fully entitled to any proceeds of liquidation.

During the year PaperlinX Limited issued employee shares at the discount to the market price, as shown below on the date of the issue, in accordance with the terms of the Employee Share Purchase Plan as approved by shareholders. Each of the share plan issues are made at varying discount rates in order to comply with the local legislative requirements, by country. The issues in each country are approximately equivalent in value to the employee.

The granting of employee shares is generally subject to specific performance criteria being achieved.

- Employee Share Purchase Plan

  485,800 shares issued to employees in Australia at a discount of 40%,
  33,000 shares issued to employees in the USA at a discount of 40%,
  21,480 shares issued to employees in California USA at a discount of nil%,
  14,320 shares issued to employees in California USA at a discount of 100%,
  52,200 shares issued to employees in Canada at a discount of 40%, and
  22,400 shares issued to employees in New Zealand at a discount of 75%.

- Long Term Incentive Plan

  118,750 shares were issued to the Managing Director, for nil consideration, pursuant to the long-term incentive plan.

The granting of options is generally subject to specific performance criteria being achieved.

During the year PaperlinX Limited granted options over ordinary shares as follows:

- Employee Share Option Plan

  390,100 options over 390,100 ordinary shares at an exercise price of $4.12 per option, which was the average price for the five days of trading on the Australian Stock Exchange, prior to the pricing date of 13 September 2001.

  240,000 options over 240,000 ordinary shares at an exercise price of $4.18 per option, which was the average price for the five days of trading on the Australian Stock Exchange, prior to the pricing date of 24 August 2001.

At the date of this report there are 2,480,100 (2001: 2,502,500) unissued shares of PaperlinX Limited which are under option whose exercise is subject to the satisfaction of the terms of the option agreements.

	Consolidated		PaperlinX Limited	
	2002 $m	2001 $m	2002 $m	2001 $m

NOTE 25. RESERVES

	2002 $m	2001 $m	2002 $m	2001 $m
ASSET REVALUATION				
Balance at beginning of year	**8.8**	8.8	–	–
Balance at end of year	**8.8**	8.8	–	–
EXCHANGE FLUCTUATION				
Balance at beginning of year	**3.5**	(1.2)	–	–
Exchange fluctuation on translation of overseas controlled entities	**(4.3)**	2.5	–	–
Share of associated company's exchange fluctuation on translation of overseas controlled entities	–	0.3	–	–
Transfer from retained profits, amounts now realised	**4.5**	1.9	–	–
Balance at end of year	**3.7**	3.5	–	–
Total Reserves	**12.5**	12.3	–	–

Nature and purpose of reserves

Asset revaluation

The asset revaluation reserve includes the net revaluation increments and decrements arising from the revaluation of non-current assets in accordance with AASB 1041. The reserve is now not available for future asset write-downs as a result of using the assumed cost election for land, land improvements and buildings when adopting AASB 1041.

Exchange fluctuation

The exchange fluctuation reserve records the foreign currency differences arising from the translation of the financial statements of foreign controlled entities, which are classified as being financially and operationally independent, and the impact of transactions that hedge the company's net investment in a foreign operation net of tax. Refer to Note 1 (11).

NOTE 26. RETAINED PROFITS

	2002 $m	2001 $m	2002 $m	2001 $m
Balance at beginning of year	**28.3**	11.3	**4.4**	–
Net profit attributable to members of PaperlinX Limited	**123.0**	105.6	**95.5**	91.1
Transfer to exchange fluctuation reserve amounts now realised	**(4.5)**	(1.9)	–	–
Dividends provided for or paid	**(87.2)**	(86.7)	**(87.2)**	(86.7)
Total Retained Profits	**59.6**	28.3	**12.7**	4.4

NOTE 27. OUTSIDE EQUITY INTERESTS IN CONTROLLED ENTITIES

	2002 $m	2001 $m	2002 $m	2001 $m
Contributed equity	**0.1**	0.1	–	–
Total Outside Equity Interests in Controlled Entities	**0.1**	0.1	–	–

NOTE 28. CAPITAL EXPENDITURE COMMITMENTS

	2002 $m	2001 $m	2002 $m	2001 $m
Capital expenditure contracted but not provided for:				
• Not later than one year	**15.9**	20.9	–	–
• Later than one year but not later than five years	**3.1**	7.6	–	–
Total Capital Expenditure Commitments	**19.0**	28.5	–	–

Notes to the Financial Statements as at 30 June 2002 (cont'd)

	Consolidated		PaperlinX Limited	
	2002 $m	2001 $m	2002 $m	2001 $m
NOTE 29. LEASE COMMITMENTS				
FINANCE LEASE LIABILITY				
Lease expenditure contracted and provided for:				
• Not later than one year	**0.1**	0.5	–	–
• Later than one year but not later than five years	**0.1**	0.3	–	–
Minimum lease payments	**0.2**	0.8	–	–
Less: Future finance charges	**–**	(0.1)	–	–
Total Finance Lease Liability	**0.2**	0.7	–	–
Current lease liabilities – refer Note 17	**0.1**	0.4	–	–
Non-current lease liabilities – refer Note 21	**0.1**	0.3	–	–
Total Finance Lease Liability	**0.2**	0.7	–	–

The consolidated entity enters into finance leases from time to time in relation to plant and equipment. At the end of the lease term the consolidated entity has the option to purchase the plant and equipment at a price established at the time of entering the lease.

Some leases involve lease payments comprising a base amount plus an incremental contingent rental. Contingent rentals are based on the relevant index, as detailed in the lease agreement.

	2002 $m	2001 $m	2002 $m	2001 $m
OPERATING LEASE COMMITMENTS				
Lease expenditure contracted but not provided for:				
• Not later than one year	**37.8**	46.8	–	–
• Later than one year but not later than five years	**96.6**	125.0	–	–
• Later than five years	**61.9**	88.1	–	–
Total Operating Lease Commitments	**196.3**	259.9	–	–

The consolidated entity enters into operating leases from time to time in relation to property, plant and equipment. The major component relates to the leases of buildings. Leases generally provide the consolidated entity with a right of renewal at which time all terms are renegotiated.

Lease payments comprise a base amount plus an incremental contingent rental. Contingent rentals are based on the relevant index or operating criteria.

NOTE 30. OTHER EXPENDITURE COMMITMENTS

	2002 $m	2001 $m	2002 $m	2001 $m
Expenditure contracted but not provided for covering supplies and services to be provided:				
• Not later than one year	**46.9**	30.9	–	–
• Later than one year but not later than five years	**114.6**	41.1	–	–
• Later than five years	**279.5**	107.9	–	–
Total Other Expenditure Commitments	**441.0**	179.9	–	–

	Consolidated		PaperlinX Limited	
	2002 $m	2001 $m	2002 $m	2001 $m

NOTE 31. CONTINGENT LIABILITIES

Contingent liabilities arising in respect of:				
Related bodies corporate:				
• Bank guarantees (trade)	**2.5**	0.3	–	–
• Bank guarantees (acquisition)	**373.0**	–	**373.0**	–
• Loan guarantees	–	–	**181.7**	–
• Other	–	6.1	–	–
Total Contingent Liabilities	**375.5**	6.4	**554.7**	–

The bank guarantees (trade), the beneficiary of which are third parties, are in relation to the importation of products.

The bank guarantees (acquisition), the beneficiary of which is Bunzl plc, relate to the acquisition of the UK based Bunzl Fine Paper Ltd. This guarantee expired on 2 July 2002, after the cash settlement was made.

The loan guarantees of $181.7 million relate to the $99.2 million (USD 56.0 million) and $82.5 million (CAD 70.0 million) Senior Unsecured Notes, issued by subsidiary companies. Refer Note 21.

The other amount relates to a signed commitment to lease a building which at the time was under construction. This contingent liability reverted to an operating lease commitment from the date the building was occupied.

Under the terms of the ASIC Class Order 98/1418 dated 13 August 1998 (as amended), which relieved certain wholly owned Australian subsidiaries from the requirement to prepare audited financial statements, PaperlinX Limited and certain subsidiaries have entered into approved deeds for the cross guarantee of liabilities with those subsidiaries identified in Note 36.

NOTE 32. AUDITORS' REMUNERATION

Amounts received or due and receivable for audit services by:				
• Auditors of the company	**1.371**	1.499	–	–
• Other auditors	–	0.108	–	–
Amounts received or due and receivable for other services by:				
• Auditors of the company				
Other assurance services	**0.517**	0.379	–	–
Tax and legal services	**0.172**	0.020	–	–
Other services	**0.016**	–	–	–
• KPMG related firms	–	0.130	–	–

The auditors of the company are KPMG. From time to time KPMG provides other services to the company, which are subject to the corporate governance procedures adopted by the company which encompass the selection of service providers and the setting of their remuneration. The guidelines adopted by KPMG for the provision of other services ensure their statutory independence is not compromised. In the current year, the company has engaged the services of PricewaterhouseCoopers, Arthur Andersen (prior to their cessation of business) and Ernst & Young to perform a variety of assignments except statutory audits.

Notes to the Financial Statements as at 30 June 2002 (cont'd)

	Consolidated		PaperlinX Limited	
	2002 $m	2001 $m	2002 $m	2001 $m

NOTE 33. REMUNERATION OF DIRECTORS AND EXECUTIVES

REMUNERATION OF DIRECTORS

	2002 $m	2001 $m	2002 $m	2001 $m
Amounts paid or payable or otherwise made available to directors	**3.584**	2.539	–	–

Number of directors of the company whose income from the company or any related party falls within the following bands:

$	No.	No.	No.	No.
20,000 – 29,999	–	1	–	–
60,000 – 69,999	–	1	–	–
70,000 – 79,999	–	3	–	–
80,000 – 89,999	**4**	–	–	–
90,000 – 99,999	**1**	–	–	–
190,000 – 199,999	–	1	–	–
230,000 – 239,999	**1**	–	–	–
370,000 – 379,999	–	1	–	–
490,000 – 499,999	–	1	–	–
630,000 – 639,999	**1**	–	–	–
860,000 – 869,999	**1**	–	–	–
1,160,000 – 1,169,999	–	1	–	–
1,420,000 – 1,429,999	**1**	–	–	–

	Consolidated		PaperlinX Limited	
	2002 $m	2001 $m	2002 $m	2001 $m

NOTE 33. REMUNERATION OF DIRECTORS AND EXECUTIVES (cont'd)

REMUNERATION OF EXECUTIVES

	2002 $m	2001 $m	2002 $m	2001 $m
Amounts received or due and receivable from the company, entities in the consolidated entity or related parties by executive officers	**7.981**	4.080	–	–
Number of executive officers, including executive directors, whose remuneration was within the following bands:				
$	No.	No.	No.	No.
240,000 – 249,999	–	1	–	–
280,000 – 289,999	**1**	–	–	–
370,000 – 379,999	–	1	–	–
380,000 – 389,999	–	1	–	–
390,000 – 399,999	–	1	–	–
420,000 – 429,999	–	1	–	–
440,000 – 449,999	**1**	–	–	–
450,000 – 459,999	**1**	–	–	–
490,000 – 499,999	–	1	–	–
560,000 – 569,999	**1**	–	–	–
590,000 – 599,999	–	1	–	–
630,000 – 639,999	**1**	–	–	–
680,000 – 689,999	**1**	–	–	–
750,000 – 759,999(1)	**1**	–	–	–
860,000 – 869,999	**2**	–	–	–
1,000,000 – 1,009,999(1)	**1**	–	–	–
1,160,000 – 1,169,999	–	1	–	–
1,420,000 – 1,429,999	**1**	–	–	–

(1) These amounts relate to senior executives that left prior to 30 June 2002 and include termination payments.

The value of options granted have been valued as at 30 June 2002 in the range of $0.91 to $0.95 (2001: $1.08 to $0.98), assuming they are held for five years or seven years respectively. This value has been based on certain assumptions regarding the dividend growth of the consolidated entity over the five-year and seven-year terms. The options cannot be exercised for three years from the date of being granted, except upon termination of employment. No amount has been included in the above remuneration for options issued during the year. The granting of options is generally subject to specific performance criteria being achieved.

Notes to the Financial Statements as at 30 June 2002 (cont'd)

	Consolidated				
	Segment Result[3] $m	Segment Sales $m	Segment Other Revenue[4] $m	Total Segment Revenue $m	Segment Assets $m
NOTE 34. SEGMENT REPORTING					
For the year ended 30 June 2002					
BUSINESS SEGMENTS					
Merchanting and Paper Trading	**57.9**	**2,220.2**	**6.0**	**2,226.2**	**918.4**
Communication Papers	**134.8**	**828.3**	**1.1**	**829.4**	**854.5**
Packaging Papers	**43.2**	**285.4**	**5.3**	**290.7**	**283.7**
Investments/Other[8]	**(22.8)**	**259.4**	**3.5**	**262.9**	**194.6**
Profit before net interest and income tax	**213.1**				
Net interest[1]	**(36.2)**				
Profit before income tax	**176.9**				
Inter-segment sales[2]		**(632.7)**		**(632.7)**	
Unallocated revenue[4]			**209.9**	**209.9**	
Unallocated assets (deferred tax balances)					**37.5**
	176.9	**2,960.6**	**225.8**	**3,186.4**	**2,288.7**
For the year ended 30 June 2001					
BUSINESS SEGMENTS					
Merchanting and Paper Trading	43.0	1,398.9	6.4	1,405.3	928.6
Communication Papers	97.2	794.0	0.3	794.3	893.6
Packaging Papers	53.5	275.4	–	275.4	309.2
Investments/Other[8]	6.7	468.7	1.6	470.3	533.1
Profit before net interest and income tax	200.4				
Net interest[1]	(42.9)				
Profit before income tax	157.5				
Inter-segment sales[2]		(584.2)		(584.2)	
Unallocated revenue[4]			5.4	5.4	
Unallocated assets (deferred tax balances)					44.7
	157.5	2,352.8	13.7	2,366.5	2,709.2

NOTE 34. SEGMENT REPORTING (cont'd)

	Consolidated			
	Segment Sales $m	Segment Other Revenue(4) $m	Total Segment Revenue $m	Segment Assets $m
For the year ended 30 June 2002				
GEOGRAPHIC SEGMENTS				
Australia	**1,535.5**	**10.3**	**1,545.8**	**1,683.3**
New Zealand	**244.2**	**0.1**	**244.3**	**96.1**
North America	**931.1**	**0.3**	**931.4**	**404.9**
Europe	**57.9**	**1.3**	**59.2**	**2.9**
Asia	**191.9**	**3.9**	**195.8**	**64.0**
Unallocated revenue(4)		**209.9**	**209.9**	
Unallocated assets (deferred tax assets)				**37.5**
	2,960.6	**225.8**	**3,186.4**	**2,288.7**
For the year ended 30 June 2001				
GEOGRAPHIC SEGMENTS				
Australia	1,566.6	6.6	1,573.2	2,092.8
New Zealand	175.7	–	175.7	95.4
North America	425.7	0.1	425.8	382.3
Europe	31.9	0.7	32.6	7.9
Asia	152.9	0.9	153.8	86.1
Unallocated revenue(4)		5.4	5.4	
Unallocated assets (deferred tax assets)				44.7
	2,352.8	13.7	2,366.5	2,709.2

Notes to the Financial Statements as at 30 June 2002 (cont'd)

	Consolidated			
	Depreciation and Amortisation $m	Non-cash Expenses[5] $m	Acquisition of Non-current Assets[6] $m	Segment Liabilities $m
NOTE 34. SEGMENT REPORTING (cont'd)				
For the year ended 30 June 2002 BUSINESS SEGMENTS				
Merchanting and Paper Trading	**16.8**	**9.1**	**12.3**	**233.3**
Communication Papers	**31.8**	**13.8**	**17.7**	**88.6**
Packaging Papers	**17.7**	**6.4**	**13.9**	**57.0**
Investments/Other[8]	**6.5**	**7.7**	**30.2**	**106.4**
Unallocated liabilities[7]				**590.3**
	72.8	**37.0**	**74.1**	**1,075.6**
For the year ended 30 June 2001 BUSINESS SEGMENTS				
Merchanting and Paper Trading	11.5	7.6	254.9	255.8
Communication Papers	31.5	11.9	10.1	83.8
Packaging Papers	17.4	5.1	9.0	42.7
Investments/Other[8]	2.9	(1.3)	18.3	158.3
Unallocated liabilities[7]				990.9
	63.3	23.3	292.3	1,531.5

(1) Interest is not allocated internally to the segments but held centrally.

(2) Inter-segment sales comprise sales of paper, which are priced on an arm's length basis.

(3) Profit before net interest and income tax.

	2002 $m	*2001 $m*
(4) Segment other revenue allocated comprises:		
◦ Rendering of services – commission (refer Note 2)	***8.0***	*8.3*
◦ Other revenue from outside operating activities (refer Note 2)	***7.9***	*–*
	15.9	*8.3*
Segment other revenue unallocated comprises:		
◦ Other revenue from outside operating activities (refer Note 2)	***209.9***	*5.4*
	225.8	*13.7*
(5) The non-cash expenses above comprise the following items:		
◦ Provisions charge (refer Note 4 (b))	***38.3***	*27.8*
◦ Net movement in standing timber (refer Note 4 (b))	***(0.6)***	*(4.0)*
◦ Net profit/(loss) on disposal of property, plant and equipment (refer Note 4 (b))	***0.6***	*0.4*
◦ Net profit/(loss) on disposal of controlled entities and businesses (refer Note 4 (b))	***1.7***	*–*
◦ Other non-cash items (refer Statements of Cash Flows – Note (1))	***(3.0)***	*(0.9)*
	37.0	*23.3*

NOTE 34. SEGMENT REPORTING (cont'd)

	2002 $m	2001 $m
(6) The acquisition of non-current assets above comprises the following items:		
◦ Addition of property, plant and equipment (refer Note 12)	**68.6**	40.4
◦ Goodwill acquired on acquisition of controlled entities (refer Note 36(2))	**5.3**	169.1
◦ Property, plant and equipment acquired on acquisition of controlled entities (refer Note 12)	**0.2**	82.8
	74.1	292.3
The segment reporting of the acquisition of non-current assets by geographic region is as follows:		
◦ Australia	**67.3**	122.7
◦ New Zealand	**0.8**	22.4
◦ North America	**5.9**	131.3
◦ Europe	**–**	0.2
◦ Asia	**0.1**	15.7
	74.1	292.3
(7) The unallocated segment liabilities comprise the following items:		
◦ Current interest bearing liabilities (refer Note 17)	**43.6**	269.0
◦ Current tax liabilities (refer Note 18)	**13.0**	36.5
◦ Non-current interest bearing liabilities (refer Note 21)	**400.8**	515.3
◦ Non-current deferred tax liabilities (refer Note 22)	**132.9**	170.1
	590.3	990.9

(8) Investments/Other includes the businesses divested, stationery, converting and corporate costs. In the year ended 30 June 2001 it also includes the equity accounted share of Spicers Paper Pty Ltd for the period from 1 July 2000 to 31 December 2000.

Notes to the Financial Statements as at 30 June 2002 (cont'd)

NOTE 35. SUPERANNUATION COMMITMENTS

The consolidated entity and certain controlled entities contribute to superannuation funds, which were established to provide benefits for employees and their dependants. The funds cover company-sponsored plans, industry/union plans and other approved funds.

COMPANY SPONSORED PLANS

The principal benefits are pensions or lump sums for members on resignation, retirement, death or total permanent disablement. These benefits are determined on either a defined benefit or accumulation benefit basis.

Employee contribution rates are either fixed by the rules of the fund or selected by members from a specified range of rates. In addition to legislative requirements, employer companies contribute to the balance of the cost required to fund the defined benefits or, in the case of accumulation funds, the amounts set out in the appropriate fund rules.

There exists a legally enforceable obligation on the employer companies to make such contributions as are required under the rules.

GOVERNMENT PLANS

Employer companies participate in government plans, on behalf of certain employees, which provide pension benefits.

There exists a legally enforceable obligation on employer companies to contribute as required by legislation.

INDUSTRY/UNION PLANS

Employer companies participate in industry and union plans on behalf of certain employees.

These plans operate on an accumulation basis and provide lump sum benefits for members on resignation, retirement or death.

The employer company has a legally enforceable obligation to contribute at varying rates to these plans.

DEFINED BENEFIT PLANS

The table below for the year ended 30 June 2002 and 2001 shows only the PaperlinX share of the defined benefit plan of the Amcor Superannuation Fund and the Amcor New Zealand Fund.

All plans are listed below showing the results of the last actuarial assessment, where applicable, made by independent actuaries on the dates indicated.

Fund assets net of liabilities other than accrued benefits (fund assets) at net market value as at the reporting date, accrued benefits as at the last actuarial review date and vested benefits of the funds/plans as at the reporting date are as follows:

Funds as at 30 June 2002	Reporting Date	Fund Assets at Net Market Value at Reporting Date $m	Accrued Benefits at Last Actuarial Review Date[4] $m	Surplus/ (Deficit)[5] $m	Vested Benefits at Reporting Date[6] $m
• Amcor Superannuation Fund[1]					
– Last actuarial review by WR Aitchison FIA, FIAA at June 2000	30/06/01	42.5	41.0	1.5	41.1
• Amcor New Zealand Superannuation Fund[2]					
– Last actuarial review by J Spooner BSc, FIAA, FNZSA at April 2001	31/03/02	1.2	1.1	0.1	0.9
• Coast Paper Pension Plan for Employees					
– Last actuarial review by J Leong FCIA at December 2001	31/12/01	11.8	12.0	(0.2)	12.1
• Coast Paper Pension Plan for Executive Employees					
– Last actuarial review by J Leong FCIA at December 2001	31/12/01	6.3	7.4	(1.1)	6.6
• PaperlinX Superannuation Fund (formerly Spicers Paper Superannuation Fund)					
– Last actuarial review by A Sach FIAA at July 1999	30/06/01	52.3	40.4	11.9	44.9
		114.1	101.9	12.2	105.6

Funds as at 30 June 2001	Reporting Date	Fund Assets at Net Market Value at Reporting Date $m	Accrued Benefits at Last Actuarial Review Date[4] $m	Surplus/ (Deficit)[5] $m	Vested Benefits at Reporting Date[6] $m
NOTE 35. SUPERANNUATION COMMITMENTS (cont'd)					
• Amcor Superannuation Fund[1]					
– Last actuarial review by WR Aitchison FIA, FIAA at June 2000	30/06/00	45.5	41.0	4.5	40.3
• Amcor New Zealand Superannuation Fund[2]					
– Last actuarial review by J Spooner BSc, FIAA, FNZSA at April 1998	31/03/01	0.9	0.8	0.1	0.6
• Australian Paper Welfare Scheme[3]					
– Last actuarial review by WR Aitchison FIA, FIAA at June 2000	30/06/00	19.6	19.6	–	19.6
• Spicers Paper Superannuation Fund					
– Last actuarial review by A Sach FIAA at July 1999	30/06/00	51.4	40.4	11.0	41.8
		117.4	101.8	15.6	102.3

(1) Some employees of PaperlinX participate in the Amcor Superannuation Fund and PaperlinX contributes to the Fund on behalf of these members. In relation to those members with a defined benefits formula, a separate Sub-Fund exits in order to meet these defined benefit liabilities.

(2) Some PaperlinX employees participate in the Amcor New Zealand Superannuation Fund and PaperlinX contributes to the Fund on behalf of these members.

(3) The Australian Paper Welfare Scheme has been wound up. The funding surplus has been allocated to members, therefore the net asset value shown is equivalent to the values for accrued/vested benefit entitlements.

(4) Accrued benefits have been determined based on the amount calculated by the actuary at the date of the last actuarial review or as calculated by the Fund Actuary.

(5) The aggregate excess of fund assets over accrued benefits, calculated as the difference between fund assets at net market value as at the last reporting date of each fund and the accrued benefits as at the last actuarial review date of each fund is $12.2 million. This amount does not represent the funding position that existed at 30 June 2002.

(6) Vested benefits are benefits, which are not conditional upon continued membership of the respective fund or any other factor as at the reporting date.

Details of contributions to the defined benefit plans during the year and the contributions payable at 30 June 2002 are as follows:

	Consolidated		***PaperlinX Limited***	
	2002 $m	*2001 $m*	***2002 $m***	*2001 $m*
Employer contributions to the plans	***11.7***	*8.1*	–	–
Employer contributions payable to the plans at balance date	–	–	–	–

Notes to the Financial Statements as at 30 June 2002 (cont'd)

NOTE 36. PAPERLINX'S CONTROLLED ENTITIES

		Country of Incorporation	Percentage Held by Direct Parent Entity
Paper Australia Pty Ltd	(1)	Australia	100%
Australian Paper Pty Ltd	(1)	Australia	100%
Spicers Paper Pty Ltd	(1) (4)	Australia	100%
Paperwealth Pty Ltd	(1)	Australia	100%
PP CPC Pty Ltd	(1) (4)	Australia	100%
Empire Office Supplies Pty Ltd	(1)	Australia	100%
PP ED Pty Ltd	(1) (4)	Australia	100%
BJ Ball Pty Ltd	(1)	Australia	100%
Besmac Pty Ltd	(1)	Australia	100%
Paper Associates Pty Ltd	(1)	Australia	100%
PaperlinX (Europe) Ltd	(5)	United Kingdom	100%
PaperlinX Investments (Europe) Ltd	(5)	United Kingdom	100%
Spicers Paper (NZ) Ltd		New Zealand	100%
Spicers Paper Inc		USA	100%
LaSalle Paper Inc		USA	100%
Spicers Paper (USA) Inc		USA	100%
PPX Investment Corp	(4)	Canada	100%
PaperlinX Canada (2001) Corp	(4)	Canada	100%
Coast Paper Ltd	(7)	Canada	100%
PPX Canada Corp	(4)	Canada	100%
615145 BC Ltd		Canada	100%
3453120 Canada Inc	(2)	Canada	100%
La Papeterie L.P. Turgeon Inc	(2)	Canada	100%
Spicers Paper Holdings (Asia) Pte Ltd		Singapore	100%
Spicers Paper (Asia) Trading Pte Ltd		Singapore	100%
Norscan Forest Products Pte Ltd		Singapore	100%
Spicers Paper (Singapore) Pte Ltd		Singapore	100%
Spicers Paper (Hong Kong) Ltd		Hong Kong	100%
Intercontinental Forest Products Ltd		Hong Kong	100%
Spicers Paper (Malaysia) Sdn Bhd		Malaysia	100%
Perniagaan Kazura Sdn Bhd		Malaysia	100%
PaperlinX Investments Pty Ltd	(1)	Australia	100%
PPM Zimmerlund a.s.		Norway	100%
Zimmerlund (Malaysia) Sdn Bhd		Malaysia	100%
Pacific Paper Marketing Pty Ltd	(1)	Australia	100%
Pacific Paper Marketing Taiwan Ltd		Taiwan	80%
Pacific Paper Marketing Australia Pty Ltd	(1)	Australia	100%
Pacific Paper Marketing (USA) Inc		USA	100%
PaperlinX (NZ) Ltd		New Zealand	100%

NOTE 36. PAPERLINX'S CONTROLLED ENTITIES (cont'd)

Entities No Longer Controlled Since 30 June 2001

3894258 Canada Inc	(7)
9027-3830 Quebec Inc	(6)
A.C.N. 000 098 331 Pty Ltd	(6)
Alberta Paper Company	(6)
Amtrade International plc	(3)
Amtrade International Pty Ltd	(3)
Armitron Paper Ltd	(6)
Australian Paper Plantations Pty Ltd	(3)
Coast Paper Ontario	(6)
Coast Paper Partnership	(6)
Elm Holdings Ltd	(6)
RBCO 2002 Ltd	(6) (4)
The Paper House N.Z. Pensions Nominees Ltd	(6)

(1) PaperlinX Limited and the aforementioned subsidiary companies have entered into an approved deed for the cross guarantee of liabilities.

Pursuant to ASIC Class Order 98/1418 dated 13 August 1998 (as amended), these wholly owned subsidiaries are relieved from the Corporations Act 2001 requirements for the preparation, audit and lodgement of financial reports.

It is a condition of the Class Order that PaperlinX Limited and each of these subsidiaries enter into a deed of cross guarantee. The effect of the deed is that PaperlinX Limited guarantees to each creditor payment in full of any debt in the event of winding up any of these subsidiaries under certain provisions of the Corporations Act 2001. If a winding up occurs under other provisions of the Act, PaperlinX Limited will only be liable in the event that after six months any creditor has not been paid in full. These subsidiaries have also given similar guarantees in the event that PaperlinX Limited is wound up.

A consolidated Statement of Financial Performance and consolidated Statement of Financial Position comprising PaperlinX Limited and these wholly owned subsidiaries, after eliminating all transactions between parties to the deed of cross guarantee, is set out below:

STATEMENT OF FINANCIAL PERFORMANCE

	2002 $m	2001 $m
Profit from ordinary activities before income tax	**155.0**	162.5
Income tax expense	**(48.9)**	(50.2)
Net profit	**106.1**	112.3
Retained profits at the beginning of the year	**36.8**	13.1
Aggregate of amounts transferred from reserves	**–**	(1.9)
Dividends provided for or paid	**(87.2)**	(86.7)
Retained profits at the end of the year	**55.7**	36.8

Notes to the Financial Statements as at 30 June 2002 (cont'd)

NOTE 36. PAPERLINX'S CONTROLLED ENTITIES (cont'd)

	2002 $m	2001 $m
STATEMENT OF FINANCIAL POSITION		
CURRENT ASSETS		
Cash assets	**42.4**	82.7
Receivables	**263.5**	366.9
Inventories	**296.2**	404.4
Total Current Assets	**602.1**	854.0
NON-CURRENT ASSETS		
Receivables	**2.7**	63.8
Other financial assets	**178.9**	87.6
Property, plant and equipment	**1,040.3**	1,089.8
Standing timber	–	167.1
Intangible assets	**44.9**	114.1
Deferred tax assets	**33.1**	37.0
Total Non-current Assets	**1,299.9**	1,559.4
Total Assets	**1,902.0**	2,413.4
CURRENT LIABILITIES		
Payables	**201.3**	304.7
Interest bearing liabilities	**0.9**	114.3
Current tax liabilities	**13.2**	31.2
Provisions	**96.0**	81.0
Total Current Liabilities	**311.4**	531.2
NON-CURRENT LIABILITIES		
Interest bearing liabilities	**219.2**	497.7
Deferred tax liabilities	**128.0**	165.0
Provisions	**37.1**	36.0
Total Non-current Liabilities	**384.3**	698.7
Total Liabilities	**695.7**	1,229.9
Net Assets	**1,206.3**	1,183.5
EQUITY		
Contributed equity	**1,140.9**	1,137.0
Reserves	**9.7**	9.7
Retained profits	**55.7**	36.8
Total Equity	**1,206.3**	1,183.5

NOTE 36. PAPERLINX'S CONTROLLED ENTITIES (cont'd)

(2) During the year the consolidated entity purchased 100% of La Papeterie L.P. Turgeon Inc (L.P. Turgeon Inc). The operating results of L.P. Turgeon Inc have been included in the consolidated profit from 1 April 2002. The main activity of this entity is paper merchanting.

The consideration paid and the net assets at the date of acquisition are set out in the table below:

	Consolidated	
	2002 $m	**2001 $m**
L.P. Turgeon Inc		
• Cash paid	**15.4**	–
	15.4	–
Coast Paper Ltd		
• Cash paid	–	89.6
	–	89.6
Spicers Paper Pty Ltd		
• Shares issued	–	206.4
• Costs accrued	–	15.0
• Cash paid	–	28.6
Total consideration paid this period	–	250.0
Investment acquisition in a prior period	–	112.4
	–	362.4
	15.4	452.0
CONTROLLED ENTITIES ACQUIRED		
Total consideration paid	**15.4**	452.0
Net assets acquired:		
Cash	–	63.9
Current receivables	**7.9**	254.7
Inventories	**6.7**	308.0
Non-current receivables	–	1.5
Property, plant and equipment	**0.2**	82.8
Intangible assets	–	20.5
Deferred tax assets	**0.1**	10.5
Current payables, tax liabilities and provisions	**(4.8)**	(256.2)
Current interest bearing liabilities	–	(77.9)
Non-current tax liabilities and provisions	–	(10.0)
Non-current interest bearing liabilities	–	(94.4)
	10.1	303.4
Goodwill on acquisition	**5.3**	148.6
Total net assets acquired	**15.4**	452.0
Cash paid	**15.4**	118.2
Cash settlement of amount accrued in prior period	**8.8**	0.1
Net cash paid	**24.2**	118.3

Notes to the Financial Statements as at 30 June 2002 (cont'd)

NOTE 36. PAPERLINX'S CONTROLLED ENTITIES (cont'd)

(3) During the year the following controlled entities and businesses were sold:

- Australian Paper Plantations Pty Ltd, 100% disposed of on 31 August 2001.
- Amtrade International Pty Ltd and the Amtrade business in New Zealand, 100% disposed of on 15 October 2001.
- Amtrade International plc, 100% disposed of on 31 December 2001.
- The businesses of Commonwealth Paper and Edwards Dunlop Paper, 100% disposed of on 13 September 2001.

No controlled entities and businesses were disposed of during the prior year.

Details of the disposals are as follows (in aggregate):

	Consolidated	
	2002 $m	2001 $m
CONTROLLED ENTITIES/BUSINESSES DISPOSED		
Consideration received:		
Cash received	**199.9**	–
Cash accrued	**0.1**	–
Total consideration received	**200.0**	–
Net assets disposed:		
Cash	**2.1**	–
Current receivables	**31.8**	–
Inventories	**72.9**	–
Property, plant and equipment	**40.5**	–
Standing timber	**167.5**	–
Deferred tax assets	**1.8**	–
Current payables, tax liabilities and provisions	**(61.1)**	–
Current interest bearing liabilities	**(0.2)**	–
Non-current payables, tax liabilities and provisions	**(53.5)**	–
Non-current interest bearing liabilities	**(0.1)**	–
Total net assets disposed	**201.7**	–
Cash received	**199.9**	–
Cash disposed	**(2.1)**	–
Net cash received	**197.8**	–

(4) Companies renamed during the year:

Spicers Paper Pty Ltd (formerly Spicers Paper Limited)
PP CPC Pty Ltd (formerly Commonwealth Paper Pty Ltd)
PP ED Pty Ltd (formerly Edwards Dunlop & Co Ltd)
PPX Investment Corp (formerly PaperlinX Canada Corp)
PaperlinX Canada (2001) Corp (formerly 3056272 Nova Scotia Corp)
PPX Canada Corp (formerly 3056273 Nova Scotia Corp)
RBCO 2002 Ltd (formerly PaperlinX (Europe) Ltd).

(5) Companies incorporated during the year.

(6) Companies liquidated during the year.

(7) Companies amalgamated during the year into Coast Paper Ltd.

NOTE 37. INVESTMENT IN ASSOCIATED COMPANY

The investment in Spicers Paper Pty Ltd was equity accounted for the six-month period from 1 July 2000 to 31 December 2000 in the results for the year ended 30 June 2001.

Following the acquisition of the remaining shares, Spicers Paper Pty Ltd has been consolidated 100% for the period 1 January 2001 to 30 June 2002.

The equity accounted results of Spicers Paper Pty Ltd, as included in the prior year, are as follows:

	2002 $m	Six Months to 31 December 2000 $m
Results of associate		
Share of associate's profit from ordinary activities before tax	–	9.6
Share of associate's tax expense relating to profit from ordinary activities	–	(3.9)
Share of associate's net profit – as disclosed by the associate	–	5.7
Adjustments:		
Unrealised profit in inventory	–	(0.4)
Share of associate's net profit – equity accounted	–	5.3

	2002 $m	2001 $m
Share of post-acquisition retained profits and reserves attributable to the associate		
Retained Profits		
Share of associate's retained profits at beginning of year	–	3.0
Share of associate's net profit – as disclosed by the associate	–	5.7
Dividends received	–	(2.9)
Amount reclassified on acquisition of a controlled entity	–	(5.8)
Share of associate's retained profits at the end of the year	–	–
Exchange Fluctuation Reserve		
Share of associate's exchange fluctuation reserve at beginning of year	–	(0.4)
Share of associate's exchange fluctuation reserve	–	0.3
Amount reclassified on acquisition of a controlled entity	–	0.1
Share of associate's exchange fluctuation reserve at the end of the year	–	–
Movements in carrying amount of investment		
Carrying amount of investment at beginning of year	–	114.5
Share of associate's net profit – equity accounted	–	5.3
Dividends received	–	(2.9)
Share of current year exchange fluctuation reserve	–	0.3
Retained profits reclassified on acquisition of a controlled entity	–	(5.8)
Exchange fluctuation reserve reclassified on acquisition of a controlled entity	–	0.1
Accumulated unrealised profit in inventory adjustment at date of consolidation, now included as part of the acquisition of the controlled entity	–	0.9
Original purchase price transferred to investments in controlled entities	–	(112.4)
Carrying value of investment at the end of the year	–	–

Notes to the Financial Statements as at 30 June 2002 (cont'd)

NOTE 38. RELATED PARTY DISCLOSURES

Material ownership interests in controlled entities is disclosed in Note 36 to the financial statements.

There were no other material related party transactions during the year.

Directors of PaperlinX Limited

Directors of PaperlinX Limited, who held office during the year ended 30 June 2002 are:

DE Meiklejohn

IM Wightwick

DG Abotomey

AF Guy

BJ Jackson

NL Scheinkestel

DA Walsh

PR Waterworth

LJ Yelland

As at 30 June 2002 directors of PaperlinX Limited held in aggregate 455,984 (2001: 243,486) ordinary shares of PaperlinX Limited and the executive directors held 435,000 (2001: 435,000) options over 435,000 (2001: 435,000) ordinary shares of Paperlinx Limited.

Loans to directors of PaperlinX Limited in Note 10 total $99,000 (2001: $109,000). This amount comprises employee share plan loans only.

Directors of Controlled Entities

Loans to directors of controlled entities in Note 8 total $194,000 (2001: $634,000).

During the year a loan of $186,000 was advanced to JR Peters. At 30 June 2002 interest receivable included in this loan balance totalled $8,000.

During the year a loan of $634,000 was repaid by MJ Kearney.

Loans to directors of controlled entities in Note 10 total $82,000 (2001: $84,000).

This amount comprises employee share plan loans only.

During the year, employee share plan loan repayments totalling $22,000 were received from:

IM Wightwick, PR Waterworth, DG Abotomey, GC Butcher, PW Essex, PN Jones, WC Horman, RJ Keane, AS Rankine, SR Speight, PL Jackson, CB Creighton, AJ Kennedy, RL McPherson, JR Peters, AO Knight, MJ Kearney, PG Holloway, DWK Woodley, AJ Bull, BJ Gillon and MJ Smitheram.

During the year, employee share plan loans totalling $11,000 were advanced to:

IM Wightwick, PR Waterworth, DG Abotomey, GC Butcher, PW Essex, PN Jones, WC Horman, RJ Keane, AS Rankine, PL Jackson, CB Creighton, AJ Kennedy, RL McPherson, JR Peters, AO Knight, MJ Kearney, PG Holloway, DWK Woodley, AJ Bull, BJ Gillon and MJ Smitheram.

NOTE 39. EARNINGS PER SHARE

	June 2002	June 2001
Basic Earnings per Share	**38.2**	37.2
• Net profit ($ millions)	**123.0**	105.6
• Weighted average number of shares (millions)	**322.1**	283.6
Diluted Earnings per Share	**37.9**	37.0
• Net profit ($ millions)	**123.0**	105.6
• Weighted average number of shares (millions)	**324.8**	285.5

The earnings per share has been calculated in accordance with Accounting Standard AASB 1027 (Earnings per Share). This standard defines the basic earnings per share to be the operating profit after income tax for the consolidated entity attributable to members of the parent entity for the financial year, divided by the weighted average number of ordinary shares of the parent entity on issue during the financial year.

The options to purchase shares on issue during the years ended 30 June 2002 and 30 June 2001 have not been included in determining the basic earnings per share.

The diluted earnings per share is calculated in accordance with the requirements of Accounting Standard AASB 1027 (Earnings per Share), whereby the options are considered to be potential shares and hence are dilutive in their nature.

The options to purchase shares on issue during the years ended 30 June 2002 and 30 June 2001 have been included in determining the diluted earnings per share. The impact of this inclusion is the weighted average number of shares on issue increases by 2.7 million shares for the year ended 30 June 2002 (2001: 1.9 million shares).

The inclusion of these options in the calculation of the diluted earnings per share has an immaterial impact as compared to the basic earnings per share.

No options have been issued or exercised since 30 June 2002 up to the date of this report.

Notes to the Financial Statements as at 30 June 2002 (cont'd)

NOTE 40. ADDITIONAL FINANCIAL INSTRUMENTS DISCLOSURE

Interest Rate Risk

The consolidated entity is exposed to adverse movements in interest rates under various debt facilities.

The consolidated entity has entered into interest rate swaps that swap floating rate interest bearing liabilities into fixed rate interest bearing liabilities.

Interest Rate Risk Exposures

Exposure to interest rate risk and the effective weighted interest rate for classes of financial assets and liabilities is set out below:

2002 $m	Floating Interest Rate	Fixed Interest Maturing in: 1 Year or Less	Over 1 to 5 Years	More than 5 Years	Non-interest Bearing	Total	Weighted Average Interest Rate[1]
Financial Assets							
Cash assets	**112.9**	–	–	–	–	**112.9**	**1.80**
Receivables	–	–	–	–	**433.1**	**433.1**	–
Other financial assets	–	–	–	–	**1.5**	**1.5**	–
Financial Liabilities							
Payables	–	–	–	–	**346.7**	**346.7**	–
Bank and other loans	**262.5**	–	–	–	–	**262.5**	**6.94**
USD Notes	–	–	–	**99.2**	–	**99.2**	**7.88**
CAD Notes	–	–	–	**82.5**	–	**82.5**	**7.88**
Leases	–	**0.1**	**0.1**	–	–	**0.2**	**8.00**
Dividends payable	–	–	–	–	**45.2**	**45.2**	–
Employee entitlements	–	–	**30.5**	–	**34.6**	**65.1**	**6.00**
Interest Rate Swaps[2]	**(300.0)**	**300.0**	–	–	–	–	–

2001 $m	Floating Interest Rate	Fixed Interest Maturing in: 1 Year or Less	Over 1 to 5 Years	More than 5 Years	Non-interest Bearing	Total	Weighted Average Interest Rate[1]
Financial Assets							
Cash assets	93.6	–	–	–	–	93.6	3.38
Receivables	–	–	–	–	523.2	523.2	–
Other financial assets	–	–	–	–	2.0	2.0	–
Financial Liabilities							
Payables	–	–	–	–	404.3	404.3	–
Bank and other loans	783.6	–	–	–	–	783.6	5.11
Leases	–	0.4	0.3	–	–	0.7	8.00
Dividends payable	–	–	–	–	45.0	45.0	–
Employee entitlements	–	–	32.5	–	35.9	68.4	6.00
Interest Rate Swaps[2]	(338.6)	38.6	300.0	–	–	–	–

(1) Includes the effect of interest rate swaps and applicable credit margins.

(2) Notional principal amounts.

NOTE 40. ADDITIONAL FINANCIAL INSTRUMENTS DISCLOSURE (cont'd)

Foreign Exchange Risk

Purchases

In relation to purchases denominated in a foreign currency, the consolidated entity's policy is to hedge all material foreign currency exposures. This is done via a natural hedge, such as a similarly denominated receivable or cash balance, or through forward cover contracts as soon as a firm and irrevocable commitment is entered into or known. It is the consolidated entity's policy not to recognise forward foreign exchange contracts in the financial statements. Gains or losses are deferred until maturity at which time they are included in the measurement of the underlying transaction.

The following table sets out the gross value to be received under foreign currency contracts, the weighted average contracted exchange rates and the settlement periods of contracts outstanding:

	2002 Weighted Average Rate	2001 Weighted Average Rate	2002 $m	2001 $m
Buy Contracts				
0 – 12 months				
CAD	–	0.7872	–	0.1
DEM	–	1.1387	–	0.5
EUR	**0.5611**	0.5882	**1.9**	2.0
FRF	–	3.8826	–	0.2
GBP	**0.3729**	0.3701	**0.1**	2.7
HKD	**4.3340**	4.0263	**0.3**	0.4
JPY	**66.5368**	61.6329	**1.5**	5.9
NLG	–	1.3184	–	0.1
NOK	–	4.7038	–	0.2
NZD	**1.2153**	1.2455	**1.0**	2.1
SEK	**5.4129**	5.3713	**0.8**	0.2
USD	**0.5343**	0.5210	**27.6**	73.0
			33.2	87.4

As these contracts are hedging anticipated purchases, any unrealised exchange gains and losses on the contracts, together with the costs of the contracts, will be recognised in the financial statements at the time the underlying transaction occurs.

The gross unrecognised gains and losses on hedges of anticipated foreign currency purchases are gains of $1.1 million (2001: gains of $0.5 million) and losses of $0.3 million (2001: losses of $1.0 million).

Accounts payable and interest bearing liabilities which include amounts repayable in foreign currencies are shown at their Australian dollar equivalents. All material foreign currency liabilities are either fully hedged or matched by equivalent assets in the same currencies, such assets representing a natural hedge.

Notes to the Financial Statements as at 30 June 2002 (cont'd)

NOTE 40. ADDITIONAL FINANCIAL INSTRUMENTS DISCLOSURE (cont'd)

Credit Risk

Financial Instruments included in the Statements of Financial Position

The maximum credit risk on financial assets of the consolidated entity, other than investments in shares, is generally the carrying amount of receivables, net of provisions for doubtful debts.

The consolidated entity minimises its concentrations of credit risk by undertaking transactions with a large number of customers and counterparties in various countries. There is no material exposure to any individual overseas country or individual customer other than Amcor Limited.

Financial Instruments not included in the Statements of Financial Position

In order to control any exposure which may result from non-performance by counterparties, foreign exchange contracts are only entered into with major banks with a minimum long-term rating of A+ by Standard & Poor's or A2 by Moody's. In addition, the PaperlinX Limited Board must approve these banks for use, and specific internal guidelines have been established with regard to limits, dealing and settlement procedures.

The maximum credit risk exposure on foreign currency contracts is the full amount of the foreign currency the consolidated entity pays when settlement occurs, should the counterparty fail to pay the amount which it is committed to pay the consolidated entity. The full amount of the exposure is detailed in the previous table.

Net Fair Values

Financial Instruments included in the Statements of Financial Position

Instruments traded on organised markets are valued by reference to market prices prevailing at balance date.

The net fair value of other monetary financial assets and financial liabilities approximates their carrying value.

The carrying amounts and net fair values of financial assets and liabilities approximate each other as at reporting date.

Financial Instruments not included in the Statements of Financial Position

The net fair value is assessed as the estimated amount that the consolidated entity expects to pay or receive to terminate the contracts or replace the contracts at their current market rates as at reporting date. This is based on independent market quotations and determined using standard valuation techniques.

For forward foreign exchange contracts, the net fair value is taken to be the unrealised gain or loss at balance date calculated by reference to current market rates.

The net fair value of foreign exchange contracts held as at reporting date is a gain of $0.8 million (2001: a loss of $0.5 million).

The net fair value of interest rate swaps held as at reporting date is a payable of $2.6 million (2001: a payable of $6.1 million).

NOTE 41. ECONOMIC DEPENDENCY

There are currently three major purchasers of linerboard and two major purchasers of sack kraft in Australasia. The consolidated entity has long-term agreements to supply one of these purchasers with approximately 80% of the consolidated entity's linerboard production and up to 30% of the consolidated entity's sack kraft production. These contracts are for a minimum of eight years and include a take or pay obligation.

The consolidated entity has long-term agreements with two suppliers for a minimum annual supply of pulpwood which is used in the manufacture of pulp and paper.

NOTE 42. EVENTS SUBSEQUENT TO BALANCE DATE

Since 30 June 2002, the consolidated entity has announced the acquisition of the UK based Bunzl Fine Paper Ltd from Bunzl plc, effective 1 July 2002 for £138 million (A$365 million), excluding costs. This was partly funded by a private placement of shares for approximately $175 million at $4.80 per share, giving rise to an issue of shares of 36,453,577. The remainder was funded from existing bank debt facilities.

The financial effect of this transaction has not been brought to account in the Financial Statements for the year ended 30 June 2002.

Directors' Declaration

1. In the opinion of the directors of PaperlinX Limited:
   (a) the financial statements and notes, set out on pages 42 to 82, are in accordance with the Corporations Act 2001, including:
      i. giving a true and fair view of the financial position of the company and consolidated entity as at 30 June 2002 and of their performance, as represented by the results of their operations and their cash flows, for the year ended on that date; and
      ii. complying with Accounting Standards in Australia and the Corporations Regulations 2001; and
   (b) there are reasonable grounds to believe that the company will be able to pay its debts as and when they become due and payable.
2. There are reasonable grounds to believe that the company and the subsidiaries identified in Note 36 will be able to meet any obligations or liabilities to which they are or may become subject to by virtue of the deed of cross guarantee between the company and those subsidiaries pursuant to ASIC Class Order 98/1418.

In accordance with a resolution of the directors, dated at Melbourne, in the State of Victoria, this 13th day of August 2002.

DE Meiklejohn
Chairman

IM Wightwick
Managing Director

Independent Audit Report to the Members of PaperlinX Limited

Scope

We have audited the financial report of PaperlinX Limited for the financial year ended 30 June 2002, consisting of the Statements of Financial Performance, Statements of Financial Position, Statements of Cash Flows, accompanying notes and the Directors' Declaration set out on pages 42 to 83. The financial report includes the consolidated financial statements of the consolidated entity, comprising the company and the entities it controlled at the end of the year or from time to time during the financial year. The company's directors are responsible for the financial report. We have conducted an independent audit of this financial report in order to express an opinion on it to the members of the company.

Our audit has been conducted in accordance with Australian Auditing Standards to provide reasonable assurance whether the financial report is free of material misstatement. Our procedures included examination, on a test basis, of evidence supporting the amounts and other disclosures in the financial report, and the evaluation of accounting policies and significant accounting estimates. These procedures have been undertaken to form an opinion whether, in all material respects, the financial report is presented fairly in accordance with Accounting Standards and other mandatory professional reporting requirements in Australia and statutory requirements so as to present a view which is consistent with our understanding of the company's and the consolidated entity's financial position, and performance as represented by the results of their operations and their cash flows.

The audit opinion expressed in this report has been formed on the above basis.

Audit Opinion

In our opinion, the financial report of PaperlinX Limited is in accordance with:

(a) the Corporations Act 2001, including:

i. giving a true and fair view of the company's and consolidated entity's financial position as at 30 June 2002 and of their performance for the year ended on that date; and

ii. complying with Accounting Standards in Australia and the Corporations Regulations 2001; and

(b) other mandatory professional reporting requirements in Australia.

KPMG

RJ Douglas
Partner

Melbourne
13 August 2002

Shareholding Information

1. Number of Shareholders

There were 107,182 shareholders at 21 August 2002. All issued shares carry voting rights on a one-for-one basis.

2. Distribution of Shareholding

Range of Holdings	Number of Shareholders	% of Holders	Number of Shares	% of Shares
1-1,000	60,452	56.4	25,455,095	7.1
1,001-10,000	43,640	40.7	133,846,102	37.3
10,001-100,000	2,971	2.8	57,531,765	16.0
100,001- over	119	0.1	142,353,152	39.6
Total	107,182	100	359,186,114	100

3. Unmarketable Parcels

There were 5,910 members holding less than a marketable parcel of shares in the company (ie, a parcel of shares valued at less than $500).

4. Listing

The company's shares are quoted on the Australian Stock Exchange.

5. Geographic Location of Shareholders by Registered Address

	Number of Shareholders	Number of Shares
Australian Capital Territory	2,025	4,134,890
New South Wales	26,674	159,358,483
Northern Territory	201	218,328
Queensland	13,249	32,107,866
South Australia	7,785	17,535,603
Tasmania	2,290	3,539,754
Victoria	45,946	131,352,870
Western Australia	4,625	8,336,862
Total Australia	102,795	356,584,656
Canada	433	91,152
New Zealand	1,268	1,103,817
United Kingdom	261	463,820
United States	1,830	461,247
Germany	169	18,798
Other	426	462,624
Total	107,182	359,186,114

6. Twenty Largest Shareholders at 21 August 2002

	Number of Shares	% of Shares
J P Morgan Nominees Australia Limited	24,352,762	6.78
National Nominees Limited	14,650,040	4.08
Westpac Custodian Nominees Limited	12,553,021	3.49
ING Life Limited	7,715,550	2.15
MLC Limited	7,454,395	2.08
RBC Global Services Australia Nominees Pty Limited	7,317,901	2.04
AMP Life Limited	7,169,080	2.00
Queensland Investment Corporation	7,121,085	1.98
Commonwealth Custodial Services Limited	5,606,443	1.56
Australian Foundation Investment Company Limited	4,610,902	1.28
Bainpro Nominees Pty Limited	4,116,808	1.15
ANZ Nominees Limited	3,364,218	0.94
ANZ Managed Investments Ltd	3,005,914	0.84
HSBC Custody Nominees (Australia) Limited	2,891,292	0.80
Cogent Nominees Pty Limited	2,706,763	0.75
Citicorp Nominees Pty Limited	2,627,150	0.73
UBS Warburg Private Clients Nominees Pty Ltd	1,408,771	0.39
Health Super Pty Ltd	1,245,014	0.35
Argo Investments Limited	1,122,366	0.31
Transport Accident Commission	776,483	0.22
Total Top 20 Shareholders	121,815,958	33.91
Total Issued Shares	359,186,114	100

Substantial Shareholders as defined by the Corporations Act (holding at least 5% of shares):

• ING Investment Management	19,867,409	6.18%

7. Unquoted equity securities

- issued pursuant to the PaperlinX employee share/option plan.
- options over ordinary shares at a cost of one cent per option exercisable at prices ranging from $3.13 to $4.18 per share.

– Number of employees participating	54
– Number of securities	2,480,100

Investor Information

Share Registry

Shareholders with queries about anything related to their shareholding should contact the PaperlinX Share Registry in Melbourne on telephone 1800 232 867 or +61 3 9615 5973. Alternatively, shareholders may wish to write to:

PaperlinX Share Registry
GPO Box 2975
Melbourne
Victoria 3001
Australia

or on facsimile: 1800 331 599 or +61 3 9611 5710

Details of individual shareholdings can be checked conveniently and simply by visiting our Registrar's website at *www.computershare.com* and clicking on Investor Centre button. For security reasons, you then need to key in your Securityholder Reference Number (SRN) or Holder Identification Number (HIN) plus family name and postcode to enable access to personal information.

Dividends

The company proposes to pay dividends in September and April. Shareholders should retain for taxation purposes full details of dividend payments.

The following options are available to shareholders regarding payment of dividends:

1. By direct deposit to an Australian bank, building society or credit union account.
2. By cheque payable to the shareholder. Lost or stolen cheques should be reported immediately to the PaperlinX Share Registry, in writing, to enable stop payment and replacement.

Shareholders may choose to have their dividends paid directly into a nominated bank, building society or credit union account anywhere in Australia. Payments are electronically credited on the dividend date and confirmed by a payment advice sent to the shareholder. Request forms for this service are available from the PaperlinX Share Registry.

Tax File Numbers

PaperlinX is required to withhold tax at the rate of 48.5% on any unfranked component of dividends or interest paid to investors resident in Australia who have not supplied the company with a tax file number (TFN) or exemption form. Investors are not required by law to provide their TFN if they do not wish to do so.

Annual General Meeting

The Annual General Meeting is normally held in October.

Transfer of Shares Off-Market

No stamp duty is payable on off-market transfers.

Stock Exchange Listing

PaperlinX shares are listed on the Australian Stock Exchange. All shares are recorded on the principal share register, which is located in Victoria, the state of incorporation of PaperlinX. The company's ticker code is "PPX".

Publications

The company's full year financial report is the main source of information for investors and is mailed to shareholders in September. Other sources of information are:

1. The Chairman's address to the annual general meeting, which will be available on the PaperlinX website.
2. The half year financial report reviewing the July-December half year, which will be mailed to shareholders in March.

Internet Address

A range of corporate information may be obtained from the PaperlinX website at *www.paperlinx.com.au*. Investor information is available from the Investor Information section.

Change of Address

Issuer sponsored shareholders should notify the PaperlinX Share Registry immediately, in writing, signed by the shareholder/s, of any change to their registered address. For added security, shareholders should quote their previous address and HIN or SRN. CHESS uncertified shareholders should advise their sponsoring broker or non-broker participant.

Removal From Mailing List

Shareholders who do not wish to receive the full year financial report should advise the PaperlinX Share Registry, in writing, and include their HIN or SRN.

Change of Name

Shareholders who change their name should notify the PaperlinX Share Registry, in writing, and attach a certified copy of a relevant marriage certificate or deed poll, and include their HIN or SRN.

Statistical Summary for years ended 30 June

[illegible]		Actual 2001/2002	Actual 2000/2001	[illegible] 1999/2000
PaperlinX Consolidated Financial Performance				
Sales revenue		2,961	2,353	1,586
Sales growth (%)		25.8	48.3	N/A
Profit from ordinary activities before depreciation, amortisation, net interest and income tax		285.9	263.7	206.8
Profit from ordinary activities before interest and income tax		213.1	200.4	156.8
Profit from ordinary activities before income tax		176.9	157.5	120.5
Profit from ordinary activities after income tax		123.0	105.6	86.9
Financial Statistics				
Depreciation and amortisation expense		72.8	63.3	50.0
Net interest expense		36.2	42.9	36.3
Cash flow from operating activities		339.4	197.3	N/A
Capital expenditure - acquisitions		15.4	324.6	0.0
Capital expenditure - other		65.8	48.5	54.0
Profit from ordinary activities before interest and income tax by Region based on primary location of business				
Australia		180.0	180.6	152.1
New Zealand		10.2	6.5	1.6
North America		19.7	10.1	0.2
Europe		0	0.3	0.6
Asia		3.2	2.9	2.3
Total PBIT		213.1	200.4	156.8
Financial Position Summary				
Current assets		1,002	1,206	610
Non-current assets		1,287	1,503	1,369
Total assets		2,289	2,709	1,979
Current liabilities		502	808	281
Non-current liabilities		574	723	751
Total liabilities		1,076	1,531	1,032
Net assets / Total shareholders' equity		1,213	1,178	947
Financial Ratios				
Basic earnings per share	(cents)	38.2	37.2	33.8
Earnings per share growth	(%)	2.7	10.1	N/A
Profit from ordinary activities before interest and income tax to average funds employed	(%)	12.7	11.8	10.5
Return on average shareholders' equity	(%)	10.2	9.7	9.2
Dividend per ordinary share (* 3 months only)	(cents)	27.0	27.0	* 5.0
Dividend franking	(%)	87	100	100
Net tangible assets per ordinary share	($)	3.11	2.99	3.54
Net interest cover	(times)	5.9	4.7	4.3
Gearing (Net debt/net debt and shareholders' equity)	(%)	21.5	37.0	36.6
Gearing (Net debt/shareholders' equity)	(%)	27.3	58.6	57.8
Other Information				
PaperlinX share price:				
Year's high	($)	5.66	4.32	3.17
Year's low	($)	3.85	3.13	2.97
Close as at 30 June	($)	4.85	4.06	3.17
Fully paid ordinary shares as at 30 June	(millions)	322.7	321.3	256.8
Weighted average number of shares	(millions)	322.1	283.6	256.8
Market capitalisation as at 30 June	($millions)	1,565	1,304	814
Number of shareholders as at 30 June		104,562	104,493	113,060
Employee numbers as at 30 June		3,831	4,055	2,544

ABOUT THIS REPORT

All the paper used in this report was made or distributed by PaperlinX and its merchanting business.

- The cover stock is Curious Metallics Ice Gold 250gsm which is made by Arjo Wiggins.
- Pages 1-12 are printed on Saxton Smooth 140gsm which is made at Australian Paper's Shoalhaven Mill.
- Pages 13-24 are printed on Ambassador/ Endeavour/Monza Gloss 150gsm/100lb which is made by Cartiere Burgo, Italy.
- Pages 25-40 are printed on Suits White 120gsm which is made at Australian Paper's Shoalhaven Mill.
- Pages 41-86 are printed on Impress Satin 115gsm which is made at Australian Paper's Wesley Vale Mill.

PaperlinX